UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 30, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz—WpHG) regarding quarterly financial reports, and comprises Condensed Interim Consolidated Financial Statements and an Interim group management report in accordance with § 37x (3) WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2011, which includes a detailed analysis of our operations and activities.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures Q3 and first nine months of fiscal 20121,2

(unaudited; in millions of €, except where otherwise stated)

Volume
						1st nine months
Continuing operations	Q3 2012	Q3 2011	Actual	% Change Adjusted[1]		2012	2011	Actual	% Change Adjusted[3]
New orders	17,770	22,937		(23)%	(27)%	55,458	64,425		(14)%	(16)%
Revenue	19,542	17,844		10%	3%	56,741	53,164		7%	4%

Earnings						1st nine months
Total Sectors	Q3 2012	Q3 2011		% Change		2012	2011		% Change
Adjusted EBITDA	2,299	2,276		1%		6,735	7,432		(9)%
Total Sectors profit	1,817	1,144		59%		5,347	6,927		(23)%
in % of revenue (Total Sectors)	9.2%	6.4%				9.3%	13.0%
Continuing operations
Adjusted EBITDA	2,354	2,319		1%		7,118	8,018		(11)%
Income from continuing operations	1,229	763		61%		3,637	5,783		(37)%
Basic earnings per share (in €)[4]	1.37	0.83		65%		4.06	6.48		(37)%
Continuing and discontinued operations[5]
Net income	850	501		70%		3,322	5,090		(35)%
Basic earnings per share (in €)[4]	0.94	0.53		77%		3.70	5.70		(35)%

Capital efficiency
	Q3 2012		Q3 2011			1st nine months 2012		1st nine months 2011
Continuing operations
Return on capital employed (ROCE) (adjusted)	15.2%			11.3%		16.0%			26.0%
Continuing and discontinued operations[5]
Return on capital employed (ROCE) (adjusted)	9.8%			7.2%		13.4%			22.2%

Cash performance
	Q3 2012		Q3 2011			1st nine months 2012		1st nine months 2011
Continuing operations
Free cash flow	883			992		300			2,405
Cash conversion rate	0.72			1.30		0.08			0.42
Continuing and discontinued operations[5]
Free cash flow	950			861		169			1,727
Cash conversion rate	1.12			1.72		0.05			0.34

Liquidity and capital structure
	June 30, 2012					September 30, 2011
Cash and cash equivalents	8,963					12,468
Total equity (Shareholders of Siemens AG)	31,732					31,530
Net debt	10,974					4,995
Adjusted industrial net debt	4,448					(1,534)

Employees — in thousands
	June 30, 2012					September 30, 2011
	Continuing operations		Total[7]			Continuing operations		Total[7]
Employees	370			410		360			402
Germany	119			129		116			127
Outside Germany	251			281		244			275

1	New orders; Adjusted or organic growth rates of revenue and new orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP
2	April 1 – June 30, 2012 and October 1, 2011 – June 30, 2012.
3	Adjusted for portfolio and currency translation effects.
4	Basic earnings per share – attributable to shareholders of Siemens AG. For fiscal 2012 and 2011 weighted average shares outstanding (basic) (in thousands) for the third quarter amounted to 879,228 and 873,911 and for the first nine months to 877,466 and 872,755 shares, respectively.
5	Discontinued operations primarily consist of OSRAM, Siemens IT Solutions and Services, the former Communication activities and Siemens VDO Automotive.
6	Calculated by dividing adjusted industrial net debt as of June 30, 2012 and 2011 by annualized adjusted EBITDA.
7	Continuing and discontinued operations.

INTERIM GROUP MANAGEMENT REPORT

OVERVIEW OF FINANCIAL RESULTS FOR THE THIRD QUARTER OF FISCAL 2012

(THREE MONTHS ENDED JUNE 30, 2012)

•	Revenue for the third quarter rose 10% year-over-year, to €19.542 billion, with five percentage points coming from favorable currency translation effects.

•

Orders came in at €17.770 billion, 23% below the prior-year period, which included a €3.7 billion order for trains in Germany and a substantially higher volume from large orders in the Energy Sector. The book-to-bill ratio for the quarter was 0.91, and the order backlog was €100 billion.

•

Total Sectors profit was €1.817 billion, despite lower earnings contributions from Siemens’ industrial short-cycle businesses. The third quarter a year earlier included substantial profit impacts related to divesting Siemens’ stake in Areva NP S.A.S. (Areva NP) and changing the focus of particle therapy projects.

•	Income from continuing operations was €1.229 billion and corresponding basic EPS was €1.37.

•	Free cash flow from continuing operations for the quarter declined year-over-year, to €883 million, on lower cash flows in the Sectors.

Management’s perspective on third-quarter results. The deceleration of the world economy has increased in the past few months. We see growing reluctance among our customers regarding capital expenditures and stronger economic headwinds, especially in our industrial short-cycle businesses. Therefore our focus above all is on increasing our productivity and efficiency. Given our results for the first nine months, including substantially lower earnings than we expected in our industrial short-cycle businesses, it has become clearly more ambitious to reach the range of our mid-year outlook of €5.2 to €5.4 billion in income from continuing operations.

Currency tailwinds partly offset market challenges. The market environment was less favorable in the third quarter, particularly for Siemens’ industrial short-cycle businesses. Revenue rose 10%, while orders came in 23% lower than the prior-year period, which included a substantially higher volume from large orders. Excluding currency translation and portfolio effects, revenue rose 3% and orders declined 27%. The book-to-bill ratio for Siemens overall was 0.91, and the backlog (defined as the sum of the order backlogs of the Sectors) was €100 billion at the end of the quarter, including €2 billion in the current quarter from positive currency translation effects.

Higher revenue in all Sectors and regions. All Sectors reported revenue growth in the third quarter, benefiting from currency translation effects. Healthcare posted broad-based growth. Energy’s growth was supported by conversion from its strong order backlog. Infrastructure & Cities and Industry generated moderate increases. The Americas and Asia, Australia reporting regions saw double-digit revenue growth, and the reporting region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East showed a moderate increase. On a global basis, emerging markets, as these markets are defined by the International Monetary Fund, grew 8% year-over-year, and accounted for €6.329 billion, or 32%, of total revenue for the quarter.

Substantially lower volume from large orders. Healthcare orders increased, including strong demand in the diagnostics business, while both Infrastructure & Cities and Energy saw orders fall due to lower volume from large orders compared to a year earlier. Order development in all Sectors benefited from currency tailwinds. The drop in large order volume year-over-year was most evident in Europe, C.I.S., Africa, Middle East and the Americas. Asia, Australia posted moderate growth. Globally, orders grew 5% in emerging markets and accounted for €6.708 billion, or 38%, of total orders for the quarter.

Energy and Healthcare take Sector profit higher. Total Sectors Profit was €1.817 billion in the third quarter, including significantly increased research and development (R&D) and marketing, selling and general administrative (SG&A) expenses across the Sectors associated with focused innovation and growth initiatives. In addition, Siemens’ industrial short-cycle businesses delivered lower income year-over-year. In the same quarter a year earlier, Total Sectors profit of €1.144 billion was held back by a €682 million impact related to an adverse arbitration decision associated with Siemens’ decision to exit its nuclear power joint venture with Areva S.A. (Areva), and by €381 million in charges associated with changing the focus of particle therapy projects in Healthcare.

Energy led all Sectors with profit of €683 million, up from €214 million a year earlier which included the Areva NP impact mentioned above. Profit at Industry came in at €523 million, down from €708 million in the prior-year period due primarily to its short-cycle businesses. Both Sectors faced market challenges for certain businesses, including activities related to renewable energy. Profit at Healthcare rose to €396 million. In the prior-year period, Healthcare profit of €8 million included the particle therapy charges mentioned above. Profit at Infrastructure & Cities was €215 million, slightly above the prior-year level.

Results improve outside the Sectors. Income from continuing operations increased to €1.229 billion from €763 million a year earlier, and corresponding basic EPS rose to €1.37 compared to €0.83. The difference was due mainly to higher Total Sectors profit. The contribution to income from continuing operations from outside the Sectors turned positive due primarily to improved results from Corporate Treasury activities.

Net income impacted by catch-up effect at OSRAM. Net income was €850 million in the current quarter, up from €501 million a year ago. Corresponding basic EPS increased to €0.94, up from €0.53 in the same period a year earlier. Within net income, discontinued operations posted a loss of €379 million compared to a loss of €262 million in the same quarter a year earlier, which included significant earnings impacts related to the divestment of Siemens IT Solutions and Services.

The current quarter includes a non-cash effect related to OSRAM, totaling a negative €443 million (pretax). This effect arises from the fact that Siemens no longer considers it highly probable to complete its original plan to dispose of OSRAM via an initial public offering (IPO) by the end of calendar year 2012, and must therefore recognize accumulated depreciation, amortization, impairments and equity pick-ups related to OSRAM which under IFRS were not recognized beginning with the announcement of the IPO plan in March 2011. The new plan for OSRAM includes a spin-off to Siemens shareholders and qualifies for discontinued operations because the spin-off is considered highly probable. Siemens still intends to retain a minority stake in OSRAM, in which it will remain a long-term anchor shareholder.

Due primarily to the non-cash effect mentioned above, OSRAM recorded a loss of €351 million in the third quarter, compared to income of €56 million in the prior-year period. Also influencing the loss were measures to reduce OSRAM’s production capacities for conventional lighting products. OSRAM reported a 12% revenue increase year-over-year, and 1% growth on a comparable basis.

Lower free cash flow at Sector level. Free cash flow from continuing operations came in at €883 million, down from €992 million in the prior-year period. The decrease was due primarily to lower free cash flow at the Sector level. The largest factor was lower billings in excess of costs in Energy due in part to lower orders year-over-year. The decline in free cash flow at Sector level was partly offset by net positive effects outside Total Sectors, including lower income tax payments.

Free cash flow from discontinued operations was a positive €67 million, up from a negative €131 million in the prior-year period. The change year-over-year was due primarily to two factors. Cash outflows related to Siemens IT Solutions and Services were lower compared to the prior-year period, which included higher payments in connection with the establishing of Siemens IT Solutions and Services as a separate legal group. In addition, the current period included higher cash inflows related to OSRAM.

ROCE rises on higher income from continuing operations. On a continuing basis, ROCE (adjusted) increased to 15.2% compared to 11.3% a year earlier. The difference was due to higher income from continuing operations, only partly offset by higher average capital employed. The impact from the Areva NP arbitration decision took six and a half percentage points from ROCE in the prior-year period.

Pension plan underfunding increases. The estimated underfunding of Siemens’ pension plans as of June 30, 2012 amounted to approximately €8.0 billion, compared to an underfunding of approximately €6.5 billion at the end of the second quarter. Siemens’ defined benefit obligation (DBO) increased in the third quarter due primarily to a decrease in the discount rate assumption as of June 30, 2012. Accrued service and interest costs also contributed to the increase in the DBO. The impact of these factors on pension funding was only slightly offset by a positive actual return on plan assets and employer contributions. As of September 30, 2011, pension plan underfunding amounted to €6.2 billion.

RESULTS OF SIEMENS FOR THE NINE MONTHS ENDED JUNE 30, 2012

Orders and revenue

In the first nine months of fiscal 2012, revenue increased to €56.741 billion, up 7% from the prior-year period, including increases in all Sectors and in all three reporting regions supported by Siemens’ strong order backlog. Orders decreased 14% year-over-year, due primarily to substantially lower volume from large orders compared to the prior-year period. This resulted in a book-to-bill ratio for Siemens of 0.98 for the first nine months. On an organic basis, orders decreased 16% and revenue came in 4% above the same period a year earlier.

	New orders (location of customer)
	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	28,041	36,012	(22)%	(23)%	0%	1%
therein Germany	7,473	13,037	(43)%	(43)%	0%	0%
Americas	15,609	15,997	(2)%	(6)%	3%	1%
therein U.S.	11,317	11,566	(2)%	(7)%	4%	1%
Asia, Australia	11,808	12,416	(5)%	(8)%	3%	0%
therein China	4,501	4,749	(5)%	(11)%	7%	0%
therein India	1,387	2,617	(47)%	(43)%	(4)%	0%
Siemens	55,458	64,425	(14)%	(16)%	1%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers declined 14% and were mixed in the first nine months of fiscal 2012. Orders for Healthcare were up 6%, with most of its businesses contributing increases, and Industry showed a slight increase. Order intake declined in Energy and in Infrastructure & Cities due to substantially lower volumes from large orders compared to the prior-year period, which included a number of orders for large wind-farms in Energy and a €3.7 billion order for trains in Germany won by Infrastructure & Cities. Orders from emerging markets on a global basis declined 9%, less than orders overall, and accounted for €19.383 billion, or 35%, of total orders for the first nine months.

In the regions Europe, C.I.S., Africa, Middle East and Asia, Australia, nine-month orders declined year-over-year due mainly to Infrastructure & Cities and Energy, which had lower volumes from large orders compared to the prior-year period. The double-digit decline in Germany was due to the large train order in the prior-year period mentioned above, and the decline in India was due largely to a major contract win in the prior-year period.

As previously disclosed, Siemens has decided that, subject to certain limited exceptions, it will not enter into new contracts with customers in Iran and has issued group-wide policies establishing the details of its general decision. Under the original version of the policies, among other exceptions, which have been previously disclosed, products and services required to maintain the installed base (e.g. deliveries of spare parts, maintenance and assembly services) were permitted to be provided. However, in the beginning of calendar year 2012, Siemens resolved to amend the policies to provide that no new business with respect to products and services destined to maintain the installed base in Iran’s oil & gas sector may be entered into under any circumstances. In addition, even outside the oil & gas sector, products and services for the installed base in Iran may be provided only in strictly limited circumstances which can be demonstrated to satisfy humanitarian purposes or private purposes serving the common good (e.g. water supply and healthcare of the civilian population).

	Revenue (location of customer)
	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	29,139	28,026	4%	3%	0%	0%
therein Germany	8,081	7,847	3%	3%	0%	0%
Americas	16,582	14,962	11%	6%	4%	1%
therein U.S.	12,303	10,665	15%	8%	6%	1%
Asia, Australia	11,019	10,177	8%	5%	4%	0%
therein China	4,475	4,503	(1)%	(6)%	7%	(1)%
therein India	1,769	1,636	8%	14%	(6)%	0%
Siemens	56,741	53,164	7%	4%	2%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers rose 7% compared to the first nine months a year earlier, on growth in all Sectors. Revenue in Energy increased 12% year-over-year on conversion from its strong order backlog. Moderate revenue growth for Industry and clear revenue growth for Healthcare included increases across the respective Sector’s businesses. Revenue in the Infrastructure & Cities Sector also increased slightly. Emerging markets on a global basis grew faster than revenue overall, at 9% year-over-year, and accounted for €18.245 billion, or 32%, of total revenue for the first nine months.

Revenue in the Americas rose 11%, including contributions from all Sectors. Double-digit revenue growth in the U.S. was driven by a substantial increase in Energy. Revenue rose 8% in the Asia, Australia region. Double-digit increases in Energy and Healthcare more than offset declines at Infrastructure & Cities and Industry in the region.

Consolidated Statements of Income

	Nine months ended June 30,
	2012	2011	% Change
	(in millions of €)
Gross profit	16,201	16,349	(1)%
as percentage of revenue	28.6%	30.8%

Gross profit for the nine months ended June 30, 2012, came within 1% of the prior-year level. On the Sector level, gross profit rose significantly in Healthcare and slightly in Industry and Infrastructure & Cities. Mainly due to project charges of €503 million at Power Transmission, gross profit fell significantly in Energy.

	Nine months ended June 30,
	2012	2011	% Change
	(in millions of €)
Research and development expenses	(3,135)	(2,771)	13%
as percentage of revenue	5.5%	5.2%
Marketing, selling and general administrative expenses	(8,096)	(7,498)	8%
as percentage of revenue	14.3%	14.1%
Other operating income	322	444	(27)%
Other operating expense	(171)	(320)	(47)%
Income (loss) from investments accounted for using the equity method, net	(391)	172	n/a
Interest income	1,670	1,641	2%
Interest expense	(1,298)	(1,278)	2%
Other financial income, net	87	674	(87)%

Research and development expenses were significantly higher year-over-year on increases in all sectors. Marketing, selling and general administrative expenses also increased clearly in all sectors, primarily associated with business expansion.

Other operating income for the first nine months was lower than a year ago, due mainly to lower income from the disposals of real estate, partly offset by higher income in connection with legal and regulatory matters. In the nine months ended June 30, 2011, other operating income included €64 million income related to a settlement of legal matters in connection with portfolio activities. Other operating expense was also lower than in the prior-year period, which included higher charges related to legal and regulatory matters. For additional information, see Notes 3 and 4 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

Income (loss) from investments accounted for using the equity method, net was a negative €391 million in the current nine-month period, compared to a positive €172 million in the comparable period a year earlier. This sharp swing was due mainly to our equity investment result related to Nokia Siemens Networks B.V. (NSN), which was a loss of €768 million, compared to a loss of €204 million in the prior-year period. The current nine months benefited from a gain on the sale of a stake in Bangalore International Airport Limited at Financial Services (SFS). The prior-year period included a gain of €91 million on the sale of our interest in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) to Wegmann Group.

Interest income was slightly higher than in the prior-year nine-month period, as higher interest from lending activities more than offset a lower expected return on plan assets. Interest expense was also slightly higher than in the prior-year period, due in part to higher pension-related interest expense. For additional information, see Note 5 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

Other financial income, net was €87 million in the first nine months, compared to €674 million in the same period a year earlier. The current period benefited from a €87 million gain from the sale of Siemens’ 25% interest in OAO Power Machines in Russia. In addition, Siemens realized positive effects related to hedging activities that did not qualify for hedge accounting, partly offset by higher expenses for the accretion of provisions. In the first nine months a year earlier, Siemens recognized a gain of €1.520 billion on the sale of its interest in Areva NP, partly offset by the negative impact of €682 million related to an adverse arbitration decision associated with Siemens’ decision to exit its nuclear power joint venture with Areva. For additional information, see Note 5 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

	Nine months ended June 30,
	2012	2011	% Change
	(in millions of €)
Income from continuing operations before income taxes	5,189	7,413	(30)%
Income taxes	(1,552)	(1,630)	(5)%
as percentage of income from continuing operations before income taxes	30%	22%
Income from continuing operations	3,637	5,783	(37)%
Income (loss) from discontinued operations, net of income taxes	(315)	(693)	(55)%
Net income	3,322	5,090	(35)%
Net income attributable to non-controlling interests	79	117	—
Net income attributable to shareholders of Siemens AG	3,244	4,973	(35)%

Income from continuing operations before income taxes decreased year-over-year due to the factors mentioned above. The effective tax rate was 30% in the first nine months of fiscal 2012. For comparison, the rate of 22% in the prior-year period benefited from the mainly tax free Areva disposal gain. As a result, income from continuing operations was €3.637 billion in the current period, down from €5.783 billion in the same period a year earlier.

Income (loss) from discontinued operations in the first nine months of fiscal 2012 was a negative €315 million, compared to a negative €693 million in the same period a year earlier.

Discontinued operations primarily include OSRAM. The current period includes a non-cash effect related to OSRAM, totaling a negative €443 million (pretax). This effect arises from the fact that Siemens no longer considers it highly probable to complete its original plan to dispose of OSRAM via an initial public offering (IPO) by the end of calendar 2012, and must therefore recognize accumulated depreciation, amortization, impairments and equity pick-ups related to OSRAM which under IFRS were not recognized beginning with the announcement of the IPO plan in March 2011. The new plan for OSRAM includes a spin-off to Siemens shareholders and qualifies for discontinued operations because the spin-off is considered highly probable. Siemens still intends to retain a minority stake in OSRAM, in which it will remain a long-term anchor shareholder. Due primarily to the non-cash effect mentioned above, OSRAM recorded a loss of €208 million in the first nine months of fiscal 2012, compared to income of €255 million in the prior-year period. Also influencing the loss were measures to reduce OSRAM’s production capacities for conventional lighting products. Revenue for OSRAM in the first nine months of fiscal 2012 increased 9% year-over-year, benefiting from favorable currency translation effects.

In addition, discontinued operations include Siemens IT Solutions and Services, which was sold to Atos S.A. (AtoS) in the fourth quarter of fiscal 2011, and certain remaining items related to former activities that were disposed of in prior years. The current nine-month period includes pretax expenses of €142 million related to a settlement with the Greek State related to former Com activities. Results related to Siemens IT Solutions and Services differed substantially year-over-year. In the current period under review, income was a positive €30 million, compared to a loss of €820 million in the first nine months of fiscal 2011. For additional information, see Note 2 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

Net income for Siemens in the first nine months of fiscal 2012 declined to €3.322 billion from €5.090 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €3.244 billion, down from €4.973 billion in the same period a year earlier.

Portfolio activities

During the first nine months of fiscal 2012, Siemens acquired all of the shares of five entities constituting the Connectors & Measurements Division of Expro Holdings UK 3 Ltd. The acquired business engineers and manufactures subsea components such as cable connectors, sensors and measuring devices. With this acquisition Siemens aims at strategically expanding its portfolio in the market for subsea power grids. The aggregate consideration amounts to €469 million (including €8 million cash acquired). The acquired business will be integrated into the Energy Sector’s Oil & Gas Division.

Also in the first nine months of fiscal 2012, Siemens completed certain other portfolio transactions which are not significant individually, including the following:

To further expand its global gas turbine manufacturing network, Siemens launched a subsidiary, Siemens Gas Turbine Technologies Holding B.V. Siemens has a 65% stake in the subsidiary. As part of the transaction, Siemens completed the sale of its 25% interest in OAO Power Machines, Russia, held by the Energy Sector. Furthermore, Siemens completed the acquisitions of RuggedCom Inc., a provider of robust, industrial-quality Ethernet communication products and network solutions, at the Industry Sector’s Industry Automation Division, the acquisition of the NEM B.V. business, a specialist in heat recovery steam generators for combined-cycle (gas and steam) power plants at the Energy Sector’s Fossil Power Generation Division and of eMeter Corporation, a meter data management specialist at Infrastructure & Cities Sector’s Smart Grid Division.

For further information on acquisitions and dispositions, see Note 2 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

SEGMENT INFORMATION ANALYSIS FOR THE NINE MONTHS ENDED JUNE 30, 2012

Energy Sector

Sector	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	1,737	3,335	(48)%
Profit margin	8.6%	18.6%
New orders	18,244	23,856	(24)%	(27)%	1%	2%
Revenue	20,089	17,954	12%	9%	2%	1%

(1)	Excluding currency translation and portfolio effects.

Energy reported a profit of €1.737 billion in the nine months ended June 30, 2012, driven primarily by Fossil Power Generation. Sector profit was held back by project charges totaling €503 million in the transmission business and higher R&D and SG&A expenses resulting mainly from Energy’s business expansion strategy. For comparison, profit of €3.335 billion in the first nine months of fiscal 2011 benefited from the Areva NP gain of €1.520 billion mentioned earlier, only partly offset by the €682 million profit impact related to the arbitration decision discussed earlier and the Sector’s €60 million share of special employee remuneration costs. For further information, see “Reconciliation to Consolidated Financial Statements—Corporate items and pensions”.

Revenue rose on conversion from the Sector’s strong order backlog in all three reporting regions, including a substantial increase in Asia, Australia. Orders came in 24% lower compared to the prior-year period, when the Sector recorded a substantially larger volume from major orders. This comparison effect was particularly notable in Europe, C.I.S., Africa, Middle East. Energy’s book-to-bill ratio was 0.91 and its order backlog was €56 billion at the end of the period.

Businesses	New orders
	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	7,751	10,138	(24)%	(29)%	1%	4%
Renewable Energy	2,680	4,455	(40)%	(41)%	1%	0%
Oil & Gas	3,778	4,106	(8)%	(12)%	1%	3%
Power Transmission	4,273	5,451	(22)%	(21)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	8,172	7,586	8%	5%	2%	1%
Renewable Energy	3,747	2,774	35%	29%	6%	0%
Oil & Gas	3,880	3,368	15%	11%	1%	3%
Power Transmission	4,576	4,449	3%	2%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Nine months ended June 30,			Nine months ended June 30,
	2012	2011	% Change	2012	2011
	(in millions of €)
Fossil Power Generation	1,557	2,429	(36)%	19.1%	32.0%
Renewable Energy	100	152	(34)%	2.7%	5.5%
Oil & Gas	329	338	(3)%	8.5%	10.0%
Power Transmission	(262)	411	—	(5.7)%	9.2%

Fossil Power Generation generated profit of €1.557 billion on a continued high profit contribution from the service and products businesses, while results from the solutions business were significantly lower due to a less favorable project mix compared to a year earlier. Profit also benefited from an €87 million gain from the sale of the 25% interest in OAO Power Machines, as part of the ongoing reorganization and expansion of the Division’s manufacturing network and service activities in Russia. For comparison, profit in the same period a year earlier included the €1.520 billion Areva NP gain and a more favorable project mix in the component business, partly offset by the €682 million Areva arbitration impact. Division profit was burdened by project charges related to the Olkiluoto project in Finland in both the current and prior periods, amounting to €46 million and €87 million, respectively. Revenue rose 8%, with growth in Asia, Australia and the Americas partly offset by a decline in Europe, C.I.S., Africa, Middle East. Due to the lower volume from major orders mentioned above, orders were down 24%, on declines in all three reporting regions, with the largest decrease coming from Europe, C.I.S., Africa, Middle East.

The Renewable Energy business includes Siemens’ Wind Power and Solar & Hydro Divisions. Higher expenses for R&D, marketing and selling associated with expansion, a less favorable revenue mix, and increased pricing pressure resulted in lower profit year-over-year. In addition, earnings in the wind power business came in lower due to a €32 million provision related to a wind turbine component from an external supplier and a charge of €20 million related to capacity adjustment. Due to ongoing structural challenges, the solar business continued to report negative results. Revenue rose 35% year-over-year, due to conversion of large orders into current business mainly in Europe, C.I.S., Africa, Middle East, and, to a lesser degree, in the Americas. The market environment for the solar business remains challenging. New orders were down 40% due primarily to a lower volume from large orders in Germany. Challenging market conditions in Renewable Energy, including pricing pressure, are expected to continue in coming quarters.

Profit at Oil & Gas in the first nine months of the year was down moderately from the prior-year period due primarily to recognition of a valuation allowance on receivables. Revenue increased due primarily to growth in Asia, Australia. In contrast, orders decreased substantially in Asia, Australia, taking orders lower for the Division overall.

Power Transmission reported a loss of €262 million for the first nine months of fiscal 2012. The major factor was €503 million in project charges related primarily to technically complex grid connections to offshore wind-farms in Germany. These charges were due to project delays resulting from a complex regulatory environment and the projects’ complex marine environment, which required revised estimates of resources and personnel. Earnings were also held back by a less favorable revenue mix, due in part to low-margin orders booked during prior periods with significant pricing pressure. These factors were only partly offset by the release of a provision of €64 million related to a successful project completion. For comparison, prior-year period profit included charges of €53 million, including for staff reduction measures, associated with optimizing the Division’s global manufacturing footprint. Order intake decreased 22% compared to the prior-year period, which included a higher volume from large orders and a sharp drop in orders in the solutions business due in part to more selective order intake. All three reporting regions saw lower orders. The Division expects continuing challenges in coming quarters, including the technically complex grid-connection projects mentioned above and structural issues in certain businesses.

Healthcare Sector

Sector	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	1,184	840	41%
Profit margin	12.0%	9.2%
New orders	9,846	9,304	6%	2%	3%	0%
Revenue	9,857	9,110	8%	4%	3%	0%

(1)	Excluding currency translation and portfolio effects.

For the first nine months of fiscal 2012, profit in the Healthcare Sector was influenced by a two-year global initiative, “Agenda 2013,” aimed at improving the Sector’s competitive position and expanding its capacity for innovation. The Sector took €144 million in charges related to this initiative in the first nine months and expects additional charges in coming quarters. This effect was partly offset by a net gain of €34 million from the successful pursuit of a patent infringement claim. Profit development in the current period also included higher expenses for R&D and SG&A. For comparison, Healthcare profit in the first nine months a year earlier was held back by negative impacts of €32 million in the first quarter and €381 million in the third quarter, including approximately €100 million for the negative revenue effect, related to shifting the focus of certain particle therapy projects primarily to research. Profit was also held back by the Sector’s €43 million share of the special employee remuneration mentioned earlier and a reserve of €19 million related to a customer loan and receivables in the audiology business.

In connection with the “Agenda 2013” initiative, Diagnostics took €66 million in charges in the first nine months related to improving its cost position. As a result, profit came in at €227 million compared to €238 million in the first nine months a year earlier when profit was impacted by an increase in valuation allowances for receivables triggered by a debt rating downgrade related to Greece. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €129 million in the first nine months. A year earlier, Diagnostics recorded €127 million in PPA effects.

Year-to-date revenue for Healthcare increased 8% compared to the prior-year period on broad-based growth across its businesses. Revenue in the first nine months a year earlier included the negative revenue effect of approximately €100 million related to particle therapy projects mentioned above. Orders came in 6% higher, with most businesses contributing increases. On a geographic basis, Asia, Australia and the Americas drove revenue and order growth, due to increases in China and the U.S. The book-to-bill ratio was 1.00, and Healthcare’s order backlog was €7 billion at the end of the first nine months.

The Sector’s Diagnostics business contributed to overall growth, with revenue and orders reaching €2.914 billion from €2.731 billion and €2.748 billion, respectively, in the prior-year period. Diagnostics showed the same development as the Sector with regard to the regions.

Industry Sector

Sector	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	1,740	1,980	(12)%
Profit margin	11.7%	14.1%
New orders	15,161	15,223	0%	(2)%	2%	0%
Revenue	14,874	14,074	6%	4%	2%	0%

(1)	Excluding currency translation and portfolio effects.

While Industry operated in a robust business environment in the first two quarters of the current fiscal year, the market environment for its short-cycle businesses turned less favorable during the third quarter. This change was particularly evident in Germany and China, two of the Sector’s largest national markets by revenue. Furthermore, the contribution from the Sector’s renewable energy offerings was held back by ongoing market challenges. Industry invested in focused innovation and growth opportunities, which entailed higher expenses for R&D, marketing and selling. Due mainly to the combination of these factors, Sector profit declined to €1.740 billion from €1.980 billion in the prior-year period. For comparison, nine-month profit a year earlier for Industry was held back by the Sector’s €75 million share of the special employee remuneration costs mentioned above.

Revenue for the Sector grew 6% year-over-year on broad-based increases across its businesses. Nine-month orders were nearly level year-over-year. On a comparable basis, excluding currency translation and portfolio effects, orders declined slightly for the Sector on a nine-month basis but more rapidly in the Sector’s short-cycle businesses during the last months of the current period. On a regional basis, both revenue and orders were higher in the regions Americas and Europe, C.I.S., Africa, Middle East, while they declined in the region Asia, Australia. The Sector’s book-to-bill ratio in the current period was 1.02 and its order backlog was €12 billion at the end of the first nine months of fiscal 2012.

Businesses	New orders
	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	7,160	6,746	6%	4%	2%	0%
Drive Technologies	7,071	7,588	(7)%	(8)%	2%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	6,915	6,487	7%	4%	2%	0%
Drive Technologies	7,029	6,658	6%	4%	2%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Nine months ended June 30,			Nine months ended June 30,
	2012	2011	% Change	2012	2011
	(in millions of €)
Industry Automation	931	1,003	(7)%	13.5%	15.5%
Drive Technologies	684	825	(17)%	9.7%	12.4%

Profit at Industry Automation declined to €931 million year-over-year due mainly to a less favorable business mix as well as higher R&D and SG&A expenses compared to the prior-year period.

In the first nine months, both revenue and orders increased year-over-year on growth in all three reporting regions. The Division’s revenue and order growth in the region Americas benefited strongly from currency translation effects, and the region Asia, Australia saw flat revenue and a decline in orders excluding favorable currency translation effects. PPA effects related to the fiscal 2007 acquisition of UGS Corp. were €110 million in the current period and €103 million in the same period a year earlier.

Drive Technologies posted a significant decline in profit year-over-year. Focused innovation and growth initiatives entailed higher spending for R&D, marketing and selling activities year-over-year, and the contribution from the Division’s renewable energy offerings was held back by ongoing market challenges. On a regional basis, revenue and orders increased in the regions Americas and Europe, C.I.S., Africa, Middle East. While revenue growth was only partly offset by a decline in the region Asia, Australia, a double-digit decline in orders in this region resulted in a decline in orders for the Division overall.

Infrastructure & Cities Sector

Sector	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	686	772	(11)%
Profit margin	5.5%	6.3%
New orders	12,760	16,707	(24)%	(25)%	1%	0%
Revenue	12,582	12,231	3%	1%	2%	0%

(1)	Excluding currency translation and portfolio effects.

Profit at Infrastructure & Cities for the first nine months of fiscal 2012 declined year-over-year, due mainly to higher R&D and SG&A expenses associated with focused growth initiatives and a charge of €69 million at a rolling stock project in Germany recorded in the first quarter of the current period. The profit decline was only partly offset by a positive €37 million contribution from the Sector’s investment in AtoS in the current nine months. For comparison, profit in the prior-year period included a €63 million share of the special employee remuneration mentioned earlier. Revenue grew moderately year-over-year, as higher revenue in the regions Americas and Europe, C.I.S., Africa, Middle East more than offset a decline in Asia, Australia. Orders came in substantially lower year-over-year, despite increases at the Power Grid Solutions & Products business and the Building Technologies Division. The reason for the decline overall was a sharply higher volume from major orders at Transportation & Logistics in the prior-year period, including a €3.7 billion train order in Germany. The Sector’s book-to-bill ratio was 1.01 in the current period and its order backlog at the end of the quarter was €25 billion.

Businesses	New orders
	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	4,155	8,470	(51)%	(52)%	1%	0%
Power Grid Solutions & Products	4,613	4,298	7%	6%	1%	0%
Building Technologies	4,228	4,083	4%	1%	2%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Nine months ended June 30,		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	4,264	4,398	(3)%	(5)%	2%	0%
Power Grid Solutions & Products	4,284	3,991	7%	6%	1%	0%
Building Technologies	4,221	3,970	6%	3%	3%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Nine months ended June 30,			Nine months ended June 30,
	2012	2011	% Change	2012	2011
	(in millions of €)
Transportation & Logistics	163	266	(39)%	3.8%	6.1%
Power Grid Solutions & Products	258	264	(2)%	6.0%	6.6%
Building Technologies	226	239	(6)%	5.3%	6.0%

The Transportation & Logistics business, which includes Siemens’ Rail Systems Division and its Mobility and Logistics Division, posted a substantially lower profit year-over-year. The primary factor was a charge of €69 million related to delays in fulfilling a rolling stock order in Germany mentioned above. In addition, the revenue mix was less favorable due to lower margins associated with large, long-term contracts from prior periods, which are now being converted to current business. Revenue for the first nine months declined year-over-year including a reduction of €45 million related to the delays for the rolling stock order in Germany in the current period. Order intake came down sharply year-over-year, as the prior-year period included a significantly higher volume from large orders, including the large order for trains in Germany mentioned above and a major order for high-speed trains in the U.K.

The Power Grid Solutions & Products business includes Siemens’ Low and Medium Voltage Division and its Smart Grid Division. Profit for the first nine months declined slightly year-over-year due to a less favorable business mix and higher expenses for smart grid growth initiatives. Revenue and orders clearly increased compared to the prior-year period. While revenue growth in the Americas and Asia, Australia was partly offset by a decline in Europe, C.I.S., Africa, Middle East, all three reporting regions increased their orders year-over-year.

Profit at Building Technologies declined due mainly to higher R&D and SG&A expenses partially associated with growth initiatives. The Division’s energy efficiency solutions contributed strongly to revenue and order growth compared to the prior-year period. On a regional basis, both revenue and orders grew in all three reporting regions.

Equity Investments

Equity Investments recorded a loss of €593 million, compared to a profit of €22 million in the first nine months a year earlier. That prior-year period benefited from a gain of €91 million from the sale of Siemens’ 49% stake in KMW. The loss in the current period was due mainly to the equity investment result related to Siemens’ share in NSN, which was a negative €768 million compared to a negative €204 million in the prior-year period. NSN previously announced a global restructuring program aimed at maintaining its long-term competitiveness and improving profitability. NSN reported to Siemens that it booked restructuring charges and associated items totaling €985 million in the current period, compared to charges of €125 million in the same period a year earlier. Due to the nature of the restructuring program as well as prevailing uncertainty in macroeconomic conditions, the amount and timing of improvements in profitability is uncertain. Therefore, results from Equity Investments are expected to be volatile in coming quarters.

Financial Services (SFS)

	Nine months ended June 30,
	2012	2011	% Change
	(in millions of €)
Profit	379	305	24%

	June 30, 2012	September 30, 2011
Total assets	16,430	14,602	13%

As previously announced, effective with the beginning of fiscal 2012, SFS realigned its resources and expertise in the capital business into two global business models: Project and Structured Finance as well as Commercial Finance.

In the first nine months of fiscal 2012, SFS recorded a higher profit (defined as income before income taxes) year-over-year. While both interest result and operating expenses associated with SFS’ growth strategy increased year-over-year, the current period was primarily affected by a €78 million gain on the sale of a stake in Bangalore International Airport Limited, a public-private partnership, reducing SFS’ equity participation from 40% to 26%. This gain was partly offset by higher credit hits. Total assets increased significantly, including positive currency translation effects, as SFS took advantage of a favorable environment to book new business, primarily in the first quarter of fiscal 2012. The resulting growth in new business reduced Siemens’ liquidity.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate and various categories of items which are not allocated to the Sectors and to SFS because Management has determined that such items are not indicative of their respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities reported a loss of €5 million in the first nine months of fiscal 2012, compared to a loss of €17 million in the same period a year earlier.

Siemens Real Estate

Income before income taxes at Siemens Real Estate was €27 million in the first nine months of fiscal 2012, compared to €148 million in the same period a year earlier. This decrease is mainly attributable to significantly lower income related to the disposal of real estate.

Corporate items and pensions

Corporate items and pensions totaled a negative €5 million in the first nine months of fiscal 2012 compared to a positive €141 million in the same period a year earlier.

The difference was due mainly to centrally carried pension expense, which totaled a negative €33 million in the first nine months of fiscal 2012, compared to a positive €57 million in the prior-year period. The change is due primarily to a negative effect resulting from a lower expected return on plan assets and higher interest costs.

Corporate items were a positive €28 million compared to a positive €84 million in the first nine months of fiscal 2011. The current period benefited from positive effects related to legal and regulatory matters, compared to net expenses related to such matters in the prior-year period. In addition, the current reporting period includes an amount of €80 million related to reimbursements to AtoS. The prior-year period benefited from management’s allocation of €267 million of personnel-related costs related to special employee remuneration, which had been accrued in Corporate items in fiscal 2010. Within this amount, €240 million was allocated to the Sectors.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €39 million in the first nine months of fiscal 2012 compared to a negative €113 million in the same period a year earlier. The primary factor in the change year-over-year was improved results from Corporate Treasury activities due mainly to changes in the fair market value of interest rate derivatives for interest rate management. For comparison, the prior-year period included positive effects related to the divestment of financial assets.

Reconciliation to adjusted EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations.

For the nine months ended June 30, 2012 and 2011

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Sectors
Energy Sector	1,737	3,335	43	37	66	828	1,628	2,470	67	51	281	250	1,977	2,771	9.8%	15.4%
therein: Fossil Power Generation	1,557	2,429	28	19	72	829	1,457	1,580	15	11	100	87	1,572	1,678
Renewable Energy	100	152	(6)	(14)	—	4	106	162	19	13	63	50	188	226
Oil & Gas	329	338	—	—	(3)	(3)	332	340	25	20	50	45	407	406
Power Transmission	(262)	411	20	31	(3)	(2)	(280)	382	7	7	65	63	(207)	452
Healthcare Sector	1,184	840	5	5	(9)	13	1,188	822	293	241	259	244	1,740	1,307	17.7%	14.3%
therein: Diagnostics	227	238	—	—	4	5	223	233	181	142	167	164	571	538
Industry Sector	1,740	1,980	9	14	(10)	(3)	1,742	1,970	199	188	232	222	2,173	2,380	14.6%	16.9%
therein: Industry Automation	931	1,003	2	8	(4)	(1)	933	995	155	147	97	93	1,186	1,235
Drive Technologies	684	825	7	5	(6)	(1)	683	820	36	34	126	117	845	971
Infrastructure & Cities Sector	686	772	19	10	22	(6)	645	768	82	87	118	120	845	974	6.7%	8.0%
therein: Transportation & Logistics	163	266	12	4	(11)	(3)	162	265	9	11	33	32	205	308
Power Grid Solutions & Products	258	264	7	5	(2)	(2)	253	261	29	32	50	51	333	343
Building Technologies	226	239	—	1	(2)	(1)	227	240	44	44	35	37	306	320
Total Sectors	5,347	6,927	76	66	69	831	5,202	6,029	642	567	890	835	6,735	7,432

Equity Investments	(593)	22	(611)	6	6	11	12	5	—	—	—	—	12	5
Financial Services (SFS)	379	305	145	63	288	212	(54)	31	5	7	196	199	147	236
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(5)	(17)	4	7	—	—	(9)	(24)	3	2	1	3	(4)	(18)
Siemens Real Estate (SRE)	27	148	—	—	(82)	(60)	109	207	1	1	243	195	352	404
Corporate items and pensions	(5)	141	—	—	53	100	(58)	41	11	9	37	35	(10)	85
Eliminations, Corporate Treasury and other reconciling items	39	(113)	(5)	30	126	(57)	(82)	(87)	—	—	(32)	(39)	(113)	(125)

Siemens	5,189	7,413	(391)	172	460	1,037	5,120	6,204	662	587	1,336	1,227	7,118	8,018

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million in the current period and €— million in the prior-year period, respectively.

LIQUIDITY, CAPITAL RESOURCES AND REQUIREMENTS

Cash flows—First nine months of fiscal 2012 compared to first nine months of fiscal 2011

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for the first nine months of fiscal 2012 and 2011 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011. Siemens IT Solutions and Services was sold to AtoS in the fourth quarter of fiscal 2011.

Cash flows		Continuing operations		Discontinued operations		Continuing and discontinued operations
		Nine months ended June 30,
		2012	2011	2012	2011	2012	2011
		(in millions of €)
Net cash provided by (used in):
Operating activities	A	1,748	3,707	(13)	(309)	1,735	3,398
Investing activities		(3,379)	(354)	(530)	(865)	(3,909)	(1,219)
therein: Additions to intangible assets and property, plant and equipment	B	(1,448)	(1,302)	(118)	(369)	(1,566)	(1,671)
Free cash flow	A+B	300	2,405	(131)	(678)	169	1,727
Financing activities		(2,006)	(4,356)	543	1,174	(1,463)	(3,182)

Cash flows from operating activities—Continuing operations provided net cash of €1.748 billion in the first nine months of fiscal 2012, compared to net cash provided of €3.707 billion in the same period a year earlier. In the current period income from continuing operations was €3.637 billion. Therein included are amortization, depreciation and impairments of €1.998 billion. A build-up of operating net working capital (defined as inventories less advance payments received plus trade and other receivables minus trade payables and minus billings in excess of costs and estimated earnings on uncompleted contracts and related advances) reduced the cash inflows by €3.0 billion. The increase in operating net working capital is due mainly to a build-up in inventories primarily in the Energy Sector in part on conversion from its strong order backlog. The current period also included substantial cash outflows due to a decrease in liabilities related to personnel costs and of approximately €0.3 billion related to Healthcare’s particle therapy business. In the prior-year period income from continuing operations was €5.783 billion. Therein included are amortization, depreciation and impairments of €1.814 billion. Income from continuing operations also included the Areva NP disposal gain of €1.520 billion, partly offset by the negative impact of €682 million related to an adverse arbitration decision associated with Siemens’ decision to exit its nuclear power joint venture with Areva, which has been deducted in the Consolidated Statements of Cash Flow within the line item (Gains) losses on sales of investments, net. A build-up of operating net working capital in the prior-year period reduced cash inflows by €2.2 billion. The prior-year period also included substantial cash outflows due to a decrease of liabilities related to personnel costs, which were higher than in the current period.

Discontinued operations used net cash of €13 million in the first nine months of fiscal 2012, compared to net cash used of €309 million in the prior-year period. The decrease in cash outflows year-over-year is due mainly to lower cash outflows related to Siemens IT Solutions and Services, which a year earlier included higher payments in connection with the establishment of Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters.

Cash flows from investing activities—Net cash used in investing activities for continuing operations amounted to €3.379 billion in the first nine months of fiscal 2012 compared to net cash used of €354 million in the prior-year period. The increase in cash outflows from investing activities is due mainly to lower proceeds from sales of investments, intangibles and property, plant and equipment of €1.500 billion; to higher acquisitions, net of cash acquired, of €1.029 billion; and to the higher build-up in receivables from financing activities of €348 million relating to SFS’s asset growth strategy. Proceeds of €466 million in the current nine-month period from the sales of investments, intangibles and property, plant and equipment included the sale of our 25% interest in OAO Power Machines, held by the Energy Sector. In the nine-month period a year earlier, proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €1.966 billion. This total included proceeds from the sale of investments of €1.543 billion, mainly related to the sale of our Areva stake for €1.7 billion in the second quarter of fiscal 2011, subsequently reduced by €0.7 billion in the third quarter of fiscal 2011 due to the arbitration decision mentioned earlier, and the sale of our 49% minority stake in KMW. Cash inflows for the prior-year period also included higher proceeds from real estate disposals at

SRE. Acquisitions, net of cash acquired, increased to €1.272 billion from €243 million in the prior-year period, comprising several acquisitions of entities within the Sectors to optimize our business portfolio, including in the current period the acquisition of the Connectors and Measurements Division of Expro Holdings UK 3 Ltd. as mentioned earlier. The aggregate consideration of this acquisition, net of cash acquired, amounts to €461 million. In the current period, cash outflows for the purchase of investments of €217 million included the second installment payment in connection with our equity investment in A2SEA A/S, a supplier of installation services for the construction of offshore wind-farms. The equity investment is held by the Energy Sector. For comparison, purchase of investments of €345 million in the prior-year period included cash outflows relating to the solar thermal business and the first installment payment for our equity investment in A2SEA A/S.

Discontinued operations used net cash of €530 million in the first nine months of fiscal 2012, compared to net cash used of €865 million in the prior-year period. These lower cash outflows related primarily to OSRAM, which a year earlier included payments related to the acquisition of Siteco.

Free cash flow from continuing operations amounted to a positive €300 million in the first nine months of fiscal 2012, compared to a positive €2.405 billion a year earlier. The decrease was due primarily to cash flows from operating activities as discussed above. Additions to intangible assets and property, plant and equipment increased in the current nine months, mainly due to increased investments within the Sectors.

On a sequential basis, Free cash flow during the first nine months of fiscal 2012 and during fiscal 2011 was as follows:

Cash flows from financing activities—Continuing operations used net cash of €2.006 billion in the first nine months of fiscal 2012, compared to net cash used of €4.356 billion in the same period a year earlier. The decrease in net cash outflows in the current period was due primarily to the proceeds from the issuance of long-term debt of €2.473 billion, including the issuance of US$3.0 billion bonds with warrant units and cash inflows from the change in short-term debt and other financing activities of €2.206 billion primarily including net cash inflows from the issuance of commercial paper. These cash inflows were partly offset by the repayment of long-term debt of €3.193 billion relating to the redemption of €1.55 billion in 5.25%-fixed-rate-instruments, €0.7 billion in floating rate assignable loans, US$0.5 billion in floating rate notes and US$0.75 billion in 5.5% notes. For comparison, the prior-year period included a payment of €1.0 billion related to the binding offer to purchase additional shares in order to increase our stake in our publicly listed Indian subsidiary Siemens Ltd. and higher cash outflows for financing discontinued operations. These cash outflows a year earlier were partly offset by inflows of €354 million from the change in short-term debt and other financing activities, due mainly to cash inflows related to the settlement of financial derivatives used to hedge currency exposures in our financing activities and €113 million proceeds from the issuance of long-term debt. Both periods included cash outflows for dividends, which were €2.629 billion (for fiscal 2011) in the current nine-month period compared to €2.356 billion (for fiscal 2010) in the prior-year period.

Capital resources and requirements

We have a US$9.0 billion (€7.1 billion) global multi-currency commercial paper program in place. As of June 30, 2012, we had US$2.5 billion (€2.0 billion) in commercial paper outstanding.

Under the Debt Issuance Program, we issued fixed rated instruments with an aggregate amount of €3.4 billion comprising three tranches in June 2008. In August 2008, we increased two tranches of the €3.4 billion instruments by €750 million. The first tranche of €1.55 billion, in 5.25%-fixed-rate-instruments, matured in December 2011 and was redeemed at face value.

In June 2008, we issued assignable loans. The loans totaling €1.1 billion were issued in four tranches. Two floating-rate tranches of €370 million, original maturity in June 2013, and €283.5 million, original maturity in June 2015, were called in August 2011 and were redeemed in December 2011 at face value.

In August 2006, we issued notes totaling US$5.0 billion in four tranches. US$750 million in 5.5% notes matured in February 2012 and were redeemed at face value.

In March 2006, we issued US$1.0 billion in notes in two tranches. The first tranche of US$500 million in floating rate notes matured in March 2012 and was redeemed at face value.

In February 2012, Siemens issued US$ bonds with warrant units in an aggregate principal amount of US$3.0 billion in two tranches. The bonds due in August 2017 have a volume of US$1.5 billion and a coupon of notional 1.05% per annum; the bonds due in August 2019 have a volume of US$1.5 billion and a coupon of notional 1.65% per annum. The exercise price was fixed at 137.5% of the reference price. On that basis, the exercise price amounts to €104.0018 per share. At issuance, one warrant will entitle its holder to receive 1,806.1496 Siemens AG shares. The warrants result in option rights relating to a total of about 21.7 million Siemens AG shares. The equivalent amount of these bonds outstanding as of June 30, 2012 was €2.4 billion.

In February 2012, Siemens also issued US$400 million in floating rate notes, maturing in February 2019. The equivalent amount outstanding as of June 30, 2012 was €0.3 billion.

In March 2012, a US$5.0 billion syndicated multi-currency revolving credit facility expired. In April 2012, the Company signed a €4.0 billion syndicated multi-currency revolving credit facility replacing the Company’s US$5.0 billion credit facility. The €4.0 billion credit facility has a tenor of five years with two one-year extension options.

Capital structure—A key consideration for us is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligation over time.

The capital structure ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). As of June 30, 2012 and September 30, 2011 the ratios were as follows:

	June 30, 2012	September 30, 2011
	(in millions of €)
Short-term debt and current maturities of long-term debt(1)	5,236	3,660
Plus: Long-term debt(1)	15,234	14,280
Less: Cash and cash equivalents	(8,963)	(12,468)
Less: Current available-for-sale financial assets	(532)	(477)

Net debt	10,974	4,995
Less: SFS debt	(13,644)	(12,075)
Plus: Pension plans and similar commitments	9,060	7,307
Plus: Credit guarantees	611	591
Less: 50% nominal amount hybrid bond(2)	(915)	(883)
Less: Fair value hedge accounting adjustment(3)	(1,638)	(1,470)

Adjusted industrial net debt	4,448	(1,534)

Adjusted EBITDA (continuing operations)	7,118	10,596

Adjusted industrial net debt / adjusted EBITDA (continuing operations)(4)	0.47	(0.14)

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,638 million as of June 30, 2012 and €1,470 million as of September 30, 2011.

(2)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(3)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with the approximate amount of debt to be repaid. We believe this is the more meaningful figure for the calculation presented above. For further information on fair value hedges see D.6 Notes to Consolidated Financial Statements in our Annual Report for fiscal 2011.

(4)	In order to calculate this ratio, adjusted EBITDA (continuing operations) needs to be annualized.

The following discussion presents an analysis of changes in the item Adjusted industrial net debt in the first nine months of fiscal 2012.

Within the line item Adjusted industrial net debt, the item Short-term debt and current maturities of long-term debt increased by €1.576 billion compared to the end of the prior fiscal year, due mainly to the issuance of commercial paper of €2.0 billion and the reclassification of €2.0 billion in 4.125% instruments due in February 2013, partly offset by the redemption of €1.55 billion in 5.25% fixed-rate instruments, €0.7 billion in floating-rate assignable loans, US$0.5 billion in floating-rate notes and US$0.75 billion in 5.5% notes. Long-term debt increased by €954 million due mainly to the issuance of US$3.0 billion bonds with warrant units partly offset by the above-mentioned reclassification. Associated with SFS’s growth strategy, SFS debt increased by €1.569 billion compared to the end of the prior fiscal year, including currency translation effects. Pension plans and similar commitments increased by €1.753 billion compared to the end of the prior fiscal year, reflecting the increase in the underfunding of Siemens’ pension plans. For further information regarding the decrease in the item Cash and cash equivalents please see Cash flows above.

Credit ratings—On June 5, 2012 Moody’s Investor Service raised its long-term Siemens’ credit rating from “A1” to “Aa3.” The rating classification “Aa” is the second highest rating within Moody’s debt ratings category. The numerical modifier “3” indicates a ranking in the lower end of that rating category. At the same time Moody’s revised its outlook for our credit rating from “positive” to “stable” and affirmed our short-term debt rating at “P-1.” Moody’s announced that the rating action was prompted by the higher levels of profitability and cash flow leverage that the company has been able to achieve over the past few years, and Moody’s assessment that these levels are likely to be sustainable through economic cycles, including the current period of economic weakness in Europe.

We expect no significant impact on our funding costs as a consequence of the revised rating or outlook by Moody’s.

Funding of pension plans and similar commitments

Unless otherwise stated all numbers presented below refer only to continuing operations.

At June 30, 2012, the combined funded status of Siemens’ pension plans showed an underfunding of €8.0 billion, compared to an underfunding of €6.2 billion at September 30, 2011. A significant increase in Siemens’ defined benefit obligation (DBO) was only partly offset by an increase of the fair value of Siemens’ funded pension plan assets.

The estimated DBO of Siemens’ pension plans, which considers future compensation and pension increases, amounted to €31.2 billion on June 30, 2012, €4.1 billion higher than the DBO of €27.1 billion on September 30, 2011. The increase is primarily due to a decrease in the discount rate assumption during the nine-month period ended June 30, 2012, a negative impact from currency translation effects and, to a minor extent, the net of accrued service and interest cost less benefits paid during the nine-month period ended June 30, 2012. The decrease in the discount rate assumption is to a notable extent due to the specific determination method for the discount rate for the euro-zone which is highly sensitive to changes in the composition of the underlying corporate bond index.

The fair value of Siemens’ funded pension plan assets as of June 30, 2012, was €23.2 billion compared to €21.0 billion on September 30, 2011. The actual return on plan assets for the first nine months of fiscal 2012 amounted to €2.3 billion, resulting from both fixed income and to a slightly lower extent from equity investments. For comparison the expected return booked for the first nine months of fiscal 2012 amounted to €978 million, which corresponds to a 6.3% annual return. In the first nine months of fiscal 2012, employer contributions amounted to €444 million compared to €983 million in the prior-year period (which included amounts related to Siemens IT Solutions and Services and to OSRAM). In addition to the actual return on plan assets and employer contributions, the increase in plan assets was due also to a positive influence from currency translation effects. The aforementioned positive effects were partly offset by benefits paid during the nine-months period ended June 30, 2012.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.8 billion, both at the end of the first nine months of fiscal 2012 and as of September 30, 2011.

For more information on Siemens’ pension plans and similar commitments, see Note 9 in Notes to Condensed Interim Consolidated Financial Statements.

REPORT ON RISKS AND OPPORTUNITIES

Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.

In our Annual Report for fiscal 2011 we described certain risks which could have a material adverse effect on our financial condition, including effects on assets, liabilities and cash flows, and results of operations, certain opportunities as well as the design of our risk management system.

As previously disclosed, business with customers in Iran is subject to export control regulations, embargoes, sanctions or other forms of trade restrictions imposed by the U.S., the European Union and other countries or organizations. The regulatory limitations have recently been further tightened by Executive Order 13590 issued by President Obama targeting Iran’s petroleum and petrochemical sectors and by Council

Regulation (EU) No. 267/2012 of March 23, 2012 concerning restrictive measures against Iran and repealing Regulation (EU) No. 961/2010. Siemens has adopted internal restrictive policies on the conduct of business with Iran, which we continually review and have tightened at the beginning of the calendar year 2012, as described in more detail in Results of Siemens. Under certain limited circumstances, however, we continue to conduct certain business activities and provide products and services to customers in Iran. We believe that such activities to date have not had a material adverse impact on our reputation and share value. Going forward, divestment or similar initiatives adopted or proposed in various jurisdictions with respect to Iran, as well as new or tightened export control regulations, sanctions, embargos or other forms of trade restrictions imposed on Iran may result in a further curtailment of our existing business in Iran or in a further adaptation of our policies. In addition, the termination of our activities in Iran may expose us to customer claims and other actions.

We have previously disclosed that our business, financial condition and results of operations may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turnkey projects. Since we operate globally and perform projects in various complex political and regulatory environments there is a risk that our project business may be impacted by relevant political and regulatory environments and potential political and regulatory changes that occur during the term of projects which in turn may impact our business, financial condition and results of operations.

During the first nine months of fiscal 2012 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2011 and in the sections of this Interim Report entitled Overview of financial results for the third quarter of fiscal 2012, Segment information analysis, and Legal proceedings. Additional risks currently not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.

We refer also to Notes and forward-looking statements at the end of this Interim group management report.

LEGAL PROCEEDINGS

For information on legal proceedings, see Note 13 to Notes to Condensed Interim Consolidated Financial Statements.

OUTLOOK FOR FISCAL 2012

For fiscal 2012 we expect moderate organic revenue growth compared to fiscal 2011, and a book-to-bill around one. Given our results for the first nine months, including substantially lower earnings than we expected in our industrial short-cycle businesses, it has become clearly more ambitious to reach the range of our mid-year outlook of €5.2 to €5.4 billion in income from continuing operations.

This outlook excludes significant portfolio effects and impacts related to legal and regulatory matters in the fourth quarter.

NOTES AND FORWARD-LOOKING STATEMENTS

This document includes supplemental financial measures that are or may be non-GAAP financial measures. New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual, and interim reports as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

For the three and nine months ended June 30, 2012 and 2011

(in millions of €, per share amounts in €)

		Three months ended June 30,		Nine months ended June 30,
	Note	2012	2011	2012	2011
Revenue.		19,542	17,844	56,741	53,164
Cost of goods sold and services rendered.		(13,995)	(12,665)	(40,540)	(36,815)

Gross profit		5,547	5,179	16,201	16,349
Research and development expenses.		(1,082)	(940)	(3,135)	(2,771)
Marketing, selling and general administrative expenses.		(2,846)	(2,581)	(8,096)	(7,498)
Other operating income.	3	98	106	322	444
Other operating expense.	4	(41)	(34)	(171)	(320)
Income (loss) from investments accounted for using the equity method, net		(26)	(43)	(391)	172
Interest income	5	560	550	1,670	1,641
Interest expense	5	(433)	(424)	(1,298)	(1,278)
Other financial income (expense), net	5	68	(736)	87	674

Income from continuing operations before income taxes		1,846	1,077	5,189	7,413
Income taxes		(617)	(314)	(1,552)	(1,630)

Income from continuing operations.		1,229	763	3,637	5,783
Loss from discontinued operations, net of income taxes.	2	(379)	(262)	(315)	(693)

Net income.		850	501	3,322	5,090

Attributable to:
Non-controlling interests.		27	39	79	117
Shareholders of Siemens AG.		823	462	3,244	4,973
Basic earnings per share	15
Income from continuing operations		1.37	0.83	4.06	6.48
Loss from discontinued operations		(0.43)	(0.30)	(0.36)	(0.78)

Net income		0.94	0.53	3.70	5.70

Diluted earnings per share	15
Income from continuing operations		1.35	0.82	4.02	6.41
Loss from discontinued operations.		(0.43)	(0.30)	(0.36)	(0.78)

Net income.		0.93	0.52	3.66	5.63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited) For the three and nine months ended June 30, 2012 and 2011 (in millions of €)

		Three months ended June 30,		Nine months ended June 30,
		2012	2011	2012	2011
Net income		850	501	3,322	5,090
Currency translation differences.		613	(101)	1,062	(308)
Available-for-sale financial assets		41	16	122	(15)
Derivative financial instruments.		(146)	(40)	(76)	64
Actuarial gains and losses on pension plans and similar commitments.		(1,200)	(311)	(1,413)	799

Other comprehensive income, net of tax (1)		(692)	(436)	(305)	540

Total comprehensive income		158	65	3,017	5,630

Attributable to:
Non-controlling interests.		42	31	95	91
Shareholders of Siemens AG.		115	34	2,922	5,539

(1)

Includes income (expense) resulting from investments accounted for using the equity method of €(22) million and €(18) million, respectively, for the three months ended June 30, 2012 and 2011, and €2 million and €1 million for the nine months ended June 30, 2012 and 2011, respectively.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2012 (unaudited) and September 30, 2011

(in millions of €)

	Note	6/30/12	9/30/11
ASSETS
Current assets
Cash and cash equivalents		8,963	12,468
Available-for-sale financial assets		532	477
Trade and other receivables		16,052	14,847
Other current financial assets		3,258	2,899
Inventories		17,292	15,143
Income tax receivables		717	798
Other current assets		1,359	1,264
Assets classified as held for disposal	2	4,781	4,917

Total current assets		52,953	52,813

Goodwill	6	17,397	15,706
Other intangible assets	7	4,668	4,444
Property, plant and equipment		10,737	10,477
Investments accounted for using the equity method		4,330	4,966
Other financial assets		13,638	11,855
Deferred tax assets		3,739	3,206
Other assets		793	776

Total assets		108,256	104,243

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	8	5,236	3,660
Trade payables		7,655	7,677
Other current financial liabilities		1,813	2,247
Current provisions	10	4,530	5,168
Income tax payables		2,171	2,032
Other current liabilities		20,591	21,020
Liabilities associated with assets classified as held for disposal		1,925	1,756

Total current liabilities		43,920	43,560

Long-term debt	8	15,234	14,280
Pension plans and similar commitments	9	9,060	7,307
Deferred tax liabilities		539	595
Provisions	10	3,914	3,654
Other financial liabilities		1,223	824
Other liabilities		2,053	1,867

Total liabilities		75,944	72,087

Equity	11
Common stock, no par value (1)		2,743	2,743
Additional paid-in capital		6,133	6,011
Retained earnings		24,492	25,881
Other components of equity		1,023	(68)
Treasury shares, at cost (2)		(2,660)	(3,037)

Total equity attributable to shareholders of Siemens AG		31,732	31,530

Non-controlling interests		581	626

Total equity		32,313	32,156

Total liabilities and equity		108,256	104,243

(1)	Authorized: 1,117,803,421 and 1,117,803,421 shares, respectively Issued: 914,203,421 and 914,203,421 shares, respectively.
(2)	34,990,322 and 39,952,074 shares, respectively.

The	accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

For the nine months ended June 30, 2012 and 2011

(in millions of €)

	Nine months ended June 30,
	2012	2011
Cash flows from operating activities
Net income.	3,322	5,090
Adjustments to reconcile net income to cash provided by (used in) operating activities—continuing operations
(Income) loss from discontinued operations, net of income taxes.	315	693
Amortization, depreciation and impairments	1,998	1,814
Income taxes	1,552	1,630
Interest (income) expense, net	(373)	(363)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(41)	(176)
(Gains) losses on sales of investments, net (1)	(198)	(979)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	1	(2)
(Income) losses from investments (1)	486	(26)
Other non-cash (income) expenses.	41	215
Change in assets and liabilities
(Increase) decrease in inventories	(1,569)	(2,136)
(Increase) decrease in trade and other receivables	(601)	(274)
Increase (decrease) in trade payables.	(306)	(269)
Change in other assets and liabilities	(2,318)	(524)
Additions to assets held for rental in operating leases	(264)	(448)
Income taxes paid	(1,133)	(1,310)
Dividends received.	191	209
Interest received	644	563

Net cash provided by (used in) operating activities—continuing operations	1,748	3,707
Net cash provided by (used in) operating activities—discontinued operations	(13)	(309)

Net cash provided by (used in) operating activities	1,735	3,398
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment.	(1,448)	(1,302)
Acquisitions, net of cash acquired.	(1,272)	(243)
Purchases of investments (1)	(217)	(345)
Purchases of current available-for-sale financial assets	(135)	(15)
(Increase) decrease in receivables from financing activities.	(943)	(595)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (1).	466	1,966
Proceeds and (payments) from disposals of businesses.	79	167
Proceeds from sales of current available-for-sale financial assets.	92	13

Net cash provided by (used in) investing activities—continuing operations	(3,379)	(354)
Net cash provided by (used in) investing activities—discontinued operations	(530)	(865)

Net cash provided by (used in) investing activities	(3,909)	(1,219)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners.	243	(770)
Proceeds from issuance of long-term debt.	2,473	113
Repayment of long-term debt (including current maturities of long-term debt).	(3,193)	(37)
Change in short-term debt and other financing activities.	2,206	354
Interest paid.	(407)	(364)
Dividends paid.	(2,629)	(2,356)
Dividends paid to non-controlling interest holders	(127)	(144)
Financing discontinued operations (2)	(572)	(1,152)

Net cash provided by (used in) financing activities—continuing operations	(2,006)	(4,356)
Net cash provided by (used in) financing activities—discontinued operations	543	1,174

Net cash provided by (used in) financing activities	(1,463)	(3,182)
Effect of exchange rates on cash and cash equivalents.	121	(23)
Net increase (decrease) in cash and cash equivalents.	(3,516)	(1,026)
Cash and cash equivalents at beginning of period	12,512	14,227

Cash and cash equivalents at end of period	8,996	13,201
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	32	195

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,963	13,006

(1)

Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(2)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

The	accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the nine months ended June 30, 2012 and 2011

(in millions of €)

			Total comprehensive income
					Other components of equity
	Common stock	Additional paid-in capital	Retained earnings		Currency translation differences	Available- for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
Balance at October 1, 2010.	2,743	5,986	22,998		(115)	95	12	22,990	(3,373)	28,346	750	29,096

Net income	—	—	4,973		—	—	—	4,973	—	4,973	117	5,090
Other comprehensive income, net of tax	—	—	799	(1)	(282)	(15)	64	566	—	566	(26)	540	(2)
Dividends	—	—	(2,356)		—	—	—	(2,356)	—	(2,356)	(163)	(2,519)
Share-based payment	—	(29)	(13)		—	—	—	(13)	—	(42)	—	(42)
Re-issuance of treasury stock	—	28	—		—	—	—	—	318	346	—	346
Transactions with non-controlling interests (3)	—	—	(834)		(17)	—	—	(851)	—	(851)	(122)	(973)
Other changes in equity.	—	—	10		—	—	—	10	—	10	(6)	4

Balance at June 30, 2011	2,743	5,985	25,577		(414)	80	76	25,319	(3,055)	30,992	550	31,542

Balance at October 1, 2011	2,743	6,011	25,881		2	36	(106)	25,813	(3,037)	31,530	626	32,156

Net income	—	—	3,244		—	—	—	3,244	—	3,244	79	3,322
Other comprehensive income, net of tax	—	—	(1,413	)(1)	1,045	122	(76)	(321)	—	(321)	16	(305	)(2)
Dividends.	—	—	(2,629)		—	—	—	(2,629)	—	(2,629)	(137)	(2,766)
Share-based payment	—	1	(128)		—	—	—	(128)	—	(127)	—	(127)
Re-issuance of treasury stock	—	(6)	—		—	—	—	—	377	372	—	372
Transactions with non-controlling interests	—	—	(469)		—	—	—	(469)	—	(469)	1	(468)
Other changes in equity.	—	126	6		—	—	—	6	—	132	(5)	127

Balance at June 30, 2012	2,743	6,133	24,492		1,046	158	(181)	25,516	(2,660)	31,732	581	32,313

(1)	Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €(1,413) million and €799 million, respectively, in the nine months ended June 30, 2012 and 2011.
(2)

In the nine months ended June 30, 2012 and 2011, Other comprehensive income, net of tax includes non-controlling interests of €— million and €— million relating to Actuarial gains and losses on pension plans and similar commitments, €17 million and €(26) million relating to Currency translation differences, €— million and €— million relating to Available-for-sale financial assets and €(1) million and €—million relating to Derivative financial instruments.

(3)	Includes the acquisition of additional subsidiary shares in Siemens Ltd., India.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

SEGMENT INFORMATION (continuing operations—unaudited)

As of and for the three months ended June 30, 2012 and 2011 and as of September 30, 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit(3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	6/30/12	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	5,246	7,248	6,962	6,076	63	64	7,025	6,140	683	214	3,161	656	(259)	346	116	150	124	97
Healthcare	3,316	3,016	3,329	2,848	15	10	3,343	2,858	396	8	12,047	11,264	786	574	89	78	170	160
Industry	5,116	5,139	4,691	4,518	411	438	5,102	4,957	523	708	7,366	6,001	660	609	109	109	153	136
Infrastructure & Cities	4,185	7,609	4,061	3,857	210	184	4,271	4,041	215	214	4,159	3,169	(71)	24	68	60	69	71

Total Sectors	17,863	23,012	19,042	17,299	699	697	19,741	17,995	1,817	1,144	26,732	21,090	1,115	1,553	382	398	516	463
Equity Investments	—	—	—	—	—	—	—	—	(74)	(85)	2,647	3,382	98	117	—	—	—	—
Financial Services (SFS)	274	293	267	283	8	10	274	293	105	89	16,430	14,602	83	71	6	16	64	58
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	62	71	67	83	3	1	70	85	(11)	(25)	(387)	(397)	23	(35)	1	1	2	1
Siemens Real Estate (SRE)	615	545	80	104	535	442	615	546	22	49	5,154	4,974	(33)	(58)	102	113	89	65
Corporate items and pensions	134	114	86	75	46	38	132	113	(35)	(56)	(10,729)	(9,806)	5	(255)	24	13	17	15
Eliminations, Corporate Treasury and other reconciling items	(1,178)	(1,097)	—	—	(1,290)	(1,188)	(1,290)	(1,188)	22	(38)	68,410	70,398	(408)	(402)	—	(1)	(10)	(13)

Siemens	17,770	22,937	19,542	17,844	—	—	19,542	17,844	1,846	1,077	108,256	104,243	883	992	514	540	678	590

(1)	Commencing with fiscal 2012, Infrastructure & Cities Sector was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

SIEMENS

SEGMENT INFORMATION (continuing operations—unaudited)

As of and for the nine months ended June 30, 2012 and 2011 and as of September 30, 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit(3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	6/30/2012	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	18,244	23,856	19,917	17,768	171	186	20,089	17,954	1,737	3,335	3,161	656	(159)	992	338	341	348	301
Healthcare	9,846	9,304	9,822	9,067	34	43	9,857	9,110	1,184	840	12,047	11,264	1,010	1,255	248	191	552	485
Industry	15,161	15,223	13,677	12,980	1,197	1,094	14,874	14,074	1,740	1,980	7,366	6,001	1,178	1,363	269	252	432	410
Infrastructure & Cities	12,760	16,707	11,994	11,707	589	524	12,582	12,231	686	772	4,159	3,169	119	433	191	166	200	206

Total Sectors	56,010	65,089	55,411	51,521	1,991	1,847	57,402	53,368	5,347	6,927	26,732	21,090	2,149	4,043	1,046	951	1,532	1,402
Equity Investments	—	—	—	—	—	—	—	—	(593)	22	2,647	3,382	100	117	—	—	—	—
Financial Services (SFS)	660	737	620	693	40	45	660	737	379	305	16,430	14,602	399	279	23	33	201	205
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	213	381	216	410	7	8	224	417	(5)	(17)	(387)	(397)	(31)	(83)	3	4	4	6
Siemens Real Estate (SRE)	1,779	1,607	244	310	1,548	1,299	1,792	1,610	27	148	5,154	4,974	(180)	(138)	297	280	244	196
Corporate items and pensions	392	349	250	231	142	107	391	337	(5)	141	(10,729)	(9,806)	(856)	(1,052)	81	37	48	44
Eliminations, Corporate Treasury and other reconciling items	(3,596)	(3,739)	—	—	(3,729)	(3,305)	(3,729)	(3,305)	39	(113)	68,410	70,398	(1,280)	(761)	(2)	(3)	(32)	(39)

Siemens	55,458	64,425	56,741	53,164	—	—	56,741	53,164	5,189	7,413	108,256	104,243	300	2,405	1,448	1,302	1,998	1,814

(1)	Commencing with fiscal 2012, Infrastructure & Cities Sector was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.

Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Due to rounding, numbers presented may not add up precisely to totals provided. Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the fields of electronics and electrical engineering.

Interim Consolidated Financial Statements—The accompanying Consolidated Statement of Financial Position as of June 30, 2012, the Consolidated Statements of Income for the three and nine months ended June 30, 2012 and 2011, the Consolidated Statements of Comprehensive Income for the three and nine months ended June 30, 2012 and 2011, the Consolidated Statements of Cash Flow for the nine months ended June 30, 2012 and 2011, the Consolidated Statements of Changes in Equity for the nine months ended June 30, 2012 and 2011 and the explanatory Notes to Consolidated Financial Statements are unaudited and are prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2011 (Consolidated Financial Statements). The interim financial statements apply the same accounting principles and practices as those used in the 2011 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three and nine months ended June 30, 2012, are not necessarily indicative of future results.

The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on July 27, 2012.

Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.

Business combinations—Business combinations are accounted for under the acquisition method. Siemens as the acquirer and the acquiree may have a relationship that existed before they contemplated the business combination, referred to as a pre-existing relationship. If the business combination in effect settles a pre-existing relationship, Siemens as the acquirer recognizes a gain or loss for the pre-existing relationship. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Any subsequent changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Non-controlling interests may be measured at their fair value (full goodwill approach) or at the proportional fair value of assets acquired and liabilities assumed (partial goodwill approach). After initial recognition, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value. In case of a written put on non-controlling interests the Company distinguishes whether the prerequisites for the transfer of present ownership interest are fulfilled at the balance sheet date. Provided that the Company is not the beneficial owner of the shares underlying the put option, the exercise of the put option will be assumed at each balance sheet date and treated as equity transaction between shareholders with the recognition of a purchase liability at the respective exercise price. The non-controlling interests participate in profits and losses during the reporting period.

Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate.

Reclassifications—The presentation of certain prior-year information, including the presentation of certain line items within operating activities of the Consolidated Statements of Cash Flow has been reclassified to conform to the current year presentation.

Recent accounting pronouncements, not yet adopted—In December 2011, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9) that defer the mandatory effective date from January 1, 2013 to January 1, 2015 (early application is still permitted). The amendment also provides relief from restating comparative financial statements for the effect of applying IFRS 9; instead additional transition disclosures will be required.

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation and IFRS 7, Financial Instruments: Disclosures regarding offsetting of financial assets and financial liabilities. The amendment to IAS 32 clarifies the existing offsetting rules and is effective for reporting periods beginning on or after January 1, 2014, early application is permitted, however it requires the application of the amendments to IFRS 7. These amendments to IFRS 7 expand the disclosure requirements for financial assets and financial liabilities offset in the statements of financial position including netting agreements where netting is subject to certain future events, e.g. the default of the counterparty, which generally do not qualify for offsetting in the statements of financial position. This amendment is effective for reporting periods beginning on or after January 1, 2013. Both amendments have not yet been endorsed by the European Union.

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (amendments to IFRS 10, IFRS 11 and IFRS 12), which clarifies the transition guidance in IFRS 10 and limits the requirement of IFRS 10, IFRS 11 and IFRS 12 to provide adjusted comparative information to only the preceding comparative period. Furthermore, comparative information regarding unconsolidated structured entities is not required for periods before IFRS 12 is first applied.

The Company expects no material impact on the Company’s Consolidated Financial Statements as a result of adopting the above amendments.

In June 2011, the IASB issued IAS 19, Employee benefits (revised 2011). The Company expects the following amendments to have a significant impact on the Company’s Consolidated Financial Statements: the amended IAS 19 replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component, primarily negatively impacting net income in the periods presented. The amended IAS 19 also changes the requirements for termination benefits and it includes enhanced presentation and disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013; early application is permitted. The amendment has been endorsed by the European Union in June 2012. The Company will adopt the amended standard in fiscal 2013. Retrospective application is required.

2. ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

a) Acquisitions

Acquisitions in fiscal 2012

At the beginning of May 2012, Siemens acquired all of the shares of five entities constituting the Connectors and Measurements Division of Expro Holdings UK 3 Ltd. The acquired business engineers and manufactures subsea components such as cable connectors, sensors and measuring devices. With this acquisition Siemens aimed for strategically expanding its portfolio in the attractive future market for subsea power grids. The aggregate consideration amounts to €469 million (including €8 million cash acquired). The acquired business will be integrated into Energy Sector’s Oil & Gas Division. The following figures represent the preliminary purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €135 million, Property, plant and equipment €20 million, Inventories €18 million, Receivables €25 million, Liabilities €28 million and Deferred income tax liabilities €32 million. Intangible assets mainly relate to customer relationships of €59 million with useful lives from nine to 15 years, technology of €53 million with a useful life of eight years and order backlog of €13 million with a useful life of two years. Goodwill of €317 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including effects from purchase accounting

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

and integration costs, the acquired business contributed revenues of €20 million and a net profit of €1 million to Siemens for the period from acquisition to June 30, 2012. If the acquired business had been included as of October 1, 2011, the impact on consolidated revenues and consolidated net income for the nine months ended June 30, 2012 would have been €84 million and €30 million, respectively.

Furthermore, in the nine months ended June 30, 2012, Siemens completed the acquisition of a number of entities, presented in continuing operations, which are not significant individually, including RuggedCom Inc., a provider of robust, industrial-quality Ethernet communication products and network solutions at the Industry Sector’s Industry Automation Division, the NEM B.V. business, a specialist in heat recovery steam generators for combined-cycle (gas and steam) power plants at Energy Sector’s Fossil Power Generation Division and eMeter Corporation, a meter data management specialist at Infrastructure & Cities Sector’s Smart Grid Division. The aggregate consideration (including cash acquired) of all of these acquisitions amounts to €888 million. The following figures represent the preliminary purchase price allocations and show the amounts recognized for each major class of assets acquired and liabilities assumed:

(in millions of €)
Goodwill	574
Technology	111
Customer relationships	89
Other intangible assets	49
Other long-lived assets	36
Trade and other receivables	83
Inventories	40
Other current assets	81
Cash and cash equivalents	136

Total assets acquired	1,199

Other liabilities and provisions	159
Deferred tax liabilities	61
Current liabilities	71

Total liabilities assumed	291

The respective acquisitions led to non-controlling interests of €20 million. Goodwill comprises intangible assets that are not separable such as employee know how and expected synergy effects. Including purchase price accounting effects and integration costs, the acquired entities contributed revenues of €156 million and a net loss of €5 million to Siemens for the period from the respective acquisition date to June 30, 2012. If these acquisitions had occurred on October 1, 2011, the impact on consolidated revenues and consolidated income for the nine months ended June 30, 2012 would have been €263 million and €(12) million, respectively.

Acquisitions in fiscal 2011

For information on acquisitions prior to fiscal 2012, see Note 4 Acquisitions, dispositions and discontinued operations of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011; in particular for the increased stake in the Company’s publicly listed Indian subsidiary Siemens Ltd.

b) Dispositions and discontinued operations

ba) Dispositions not qualifying for discontinued operations: closed transactions

Dispositions in fiscal 2012

In the three and nine months ended June 30, 2012, Siemens completed the disposition of various entities which are not significant either individually or in aggregate.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Dispositions in fiscal 2011

In January 2009, Siemens had announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S. and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. (Areva) by exercising the put option. Following this, Areva NP S.A.S. had been presented as asset held for disposal since the second quarter of fiscal 2009 with a carrying amount of €190 million. In March 2011, an independent expert, appointed by Siemens and Areva based on the rules set forth in the shareholders’ agreement, determined the fair market value (purchase price) of Siemens’ 34% share in the joint venture Areva NP S.A.S. Following this, the shares, previously accounted for as an available-for-sale financial asset held for disposal at the Energy Sector, were transferred to Areva and derecognized at Siemens. In May 2011, an arbitral tribunal of the International Chamber of Commerce ruled on the modalities of Siemens’ exit from the joint venture Areva NP S.A.S. For further information on the earnings impact from the sale of Areva NP S.A.S. and the arbitration proceedings, see Note 4 Acquisitions, dispositions and discontinued operations, Note 9 Interest income, interest expense and other financial income (expense), net and Note 30 Legal proceedings of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

For information on further dispositions prior to fiscal 2012 see Note 4 Acquisitions, dispositions and discontinued operations of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011; in particular for the disposal of Krauss-Maffei Wegmann GmbH & Co. KG, the Electronics Assembly Systems business and the 19.8% stake in GIG Holding GmbH.

bb) Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of June 30, 2012, include assets held for disposal of €84 million and liabilities held for disposal of €— million that do not qualify as discontinued operations. The assets held for disposal mainly relate to land and buildings.

bc) Discontinued operations

General

Siemens reports in this section about discontinued operations separately. The disclosures in the Notes to the Consolidated Financial Statements outside this section relate to continuing operations unless indicated otherwise. Net results of discontinued operations presented in the Consolidated Statements of Income in the three and nine months ended June 30, 2012 amounts to €(379) million (thereof €34 million income tax) and €(315) million (thereof €15 million income tax) compared to the three and nine months ended June 30, 2011 of €(262) million (thereof €40 million income tax) and €(693) million (thereof €78 million income tax), respectively. Those mainly relate to OSRAM, Siemens IT Solutions and Services and the former operating segments Communications (Com) and Siemens VDO Automotive (SV).

Net income from discontinued operations attributable to the shareholders of Siemens AG amount to €(378) million and €(260) million in the three months ended June 30, 2012 and June 30, 2011, respectively. Net income from discontinued operations attributable to the shareholders of Siemens AG amount to €(319) million and €(684) million in the nine months ended June 30, 2012 and June 30, 2011, respectively.

OSRAM—discontinued operations, assets and liabilities held for disposal

In March 2011, Siemens announced that it plans to publicly list its subsidiary OSRAM AG. Siemens intends to retain a minority stake in OSRAM, in which it will remain a long-term anchor shareholder. The conditions for OSRAM to be classified as held for disposal and discontinued operations were fulfilled as of the end of the second quarter of fiscal 2011. For information regarding classification and measurement of assets (or disposal groups) held for disposal and discontinued operations see Note 2 Summary of significant accounting policies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

Facing the current market conditions Siemens decided in June 2012 to prepare, parallel and alternatively to the aforementioned plan of an initial public offering, an offering of OSRAM in the form of a spin-off by issuing

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OSRAM shares to the shareholders of Siemens AG and a subsequent listing of these shares. Also in this simultaneously prepared form of a listing, that requires approval at the general shareholders’ meeting, Siemens plans to retain a minority stake as a long-term anchor shareholder.

The decision in June 2012 represented a significant change of the previous disposal plan. Siemens no longer considers it highly probable to complete the disposal of OSRAM via an initial public offering by the end of calendar year 2012, resulting in a reversal of the previous classification of the disposal group OSRAM as asset held for disposal and discontinued operations. By reversing the previous classification Siemens recognized in the third quarter of fiscal 2012 a negative effect on earnings of €443 million before taxes that result from depreciation/amortization and impairments of property, plant and equipment and intangible assets and equity pick ups that were not recognized while OSRAM was previously classified as discontinued operations (€123 million referring to fiscal 2011). Siemens considers a listing via spin-off as highly probable within one year including the high probability of the shareholders approval based on past experience with other capital matters suggested for approval at the general shareholders’ meeting, feedback from the financial market and the economic rationale of the decision from a shareholder perspective. Accordingly, Siemens classifies OSRAM again as held for disposal and discontinued operations. Among other impacts on Income taxes on costs to sell Siemens adjusted deferred tax assets according to the plan of issuing OSRAM shares in the form of a spin-off.

The results of OSRAM, including the above mentioned negative effect (see tabular below in item expenses), are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented:

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
	(in millions of €)
Revenue	1,298	1,162	4,029	3,703
Expenses	(1,676)	(1,062)	(4,156)	(3,308)
Costs to sell	(6)	(9)	(24)	(9)

Pretax gain (loss) from discontinued operations	(384)	91	(151)	386
Income taxes on ordinary activities	85	(38)	(7)	(134)
Income taxes on costs to sell	(51)	3	(50)	3

Gain (loss) from discontinued operations, net of income taxes	(351)	56	(208)	255

The assets and liabilities of OSRAM were presented as held for disposal in the Consolidated Statements of Financial Position as of June 30, 2012. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

	June 30, 2012	September 30, 2011
	(in millions of €)
Trade and other receivables	898	858
Inventories	1,187	1,118
Goodwill	285	238
Other intangible assets	160	174
Property, plant and equipment	1,411	1,645
Deferred tax assets	388	269
Financial assets	136	174
Other assets	206	176

Assets classified as held for disposal	4,671	4,652

Trade payables	644	586
Current provisions	114	84
Other current liabilities	403	381
Pension plans and similar commitments	424	410
Other liabilities	328	279

Liabilities associated with assets classified as held for disposal	1,913	1,740

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The net effect of the reimbursement out of the Siemens Trust and the contribution of plan assets into separate OSRAM pension plans amounting to €113 million in the first quarter of fiscal 2012 in the context of the planned listing of OSRAM is presented as a cash outflow in line item Net cash provided by (used in) operating activities—discontinued operations.

Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in the three months ended June 30, 2012 and 2011 amounted to €31 million and €39 million, respectively. Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in the nine months ended June 30, 2012 and 2011 amounted to €104 million and €121 million, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in the three months ended June 30, 2012 and 2011 amounted to €5 million and €2 million, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in the nine months ended June 30, 2012 and 2011 amounted to €11 million and €5 million, respectively. As of June 30, 2012, receivables from and liabilities to joint ventures and associates were €54 million and €5 million, respectively. As of September 30, 2011, receivables from and liabilities to joint ventures and associates were €44 million and €3 million, respectively. For further information regarding related party transactions refer to Note 17 Related party transactions.

Siemens IT Solutions and Services—discontinued operations

In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised this option. Closing of the transaction took place on July 1, 2011 following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS’ shareholders on July 1, 2011. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens.

Upon closing Siemens received consideration from AtoS that included a cash payment of €177 million, as well as 12.5 million newly issued shares in AtoS with a five-year lock-up commitment and a five-year convertible bond of €250 million (nominal value). At the same time, Siemens recognized a liability for purchase price adjustments relating to the net debt and net working capital of Siemens IT Solutions and Services. Siemens also recorded contractual obligations, loss provisions and risk contingencies arising from the sales agreements with AtoS presented in line items Current provisions, Provisions and Other current financial liabilities. For more detailed information on the transaction see Note 4 Acquisitions, dispositions and discontinued operations of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

The conditions for Siemens IT Solutions and Services to be classified as held for disposal and discontinued operations were fulfilled as of the second quarter of fiscal 2011. The results are presented as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented with the exception of certain business activities which remain in the Siemens Group. Business activities which remain with Siemens primarily relate to project HERKULES, which is reported in line item Centrally managed portfolio activities of Segment information and continues to be accounted for under the equity method. For information on HERKULES see Note 29 Commitments and Contingencies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
	(in millions of €)
Revenue	—	933	—	2,705
Expenses	(6)	(1,217)	(25)	(3,078)
Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(5)	(90)	34	(734)

Pretax gain (loss) from discontinued operations	(11)	(374)	9	(1,107)
Income taxes on ordinary activities	2	54	8	89
Income taxes on the loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(1)	15	14	198

Gain (loss) from discontinued operations, net of income taxes	(10)	(305)	30	(820)

The total loss recognized in fiscal 2011, on the disposal of the disposal group Siemens IT Solutions and Services amounted to €903 million. Of this amount €659 million relate to the impairment of the Goodwill and other non-current assets of Siemens IT Solutions and Services recognized in the nine months ended June 30, 2011 presented under line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations. An amount of €250 million relates to the obligation to provide support to AtoS in connection with integration and training program which was recognized as restructuring expenses at Siemens IT Solutions and Services in the third quarter of fiscal 2011 and presented under line item Expenses. Under line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations also expenses for carve out activities necessary to establish Siemens IT Solutions and Services as a separate legal entity of €90 million were presented in fiscal 2011, thereof €75 million for the nine months ended June 30, 2011.

In the second quarter of fiscal 2012, Siemens and AtoS reached a final agreement on the amount of the cash purchase price adjustment relating to the net debt and net working capital of Siemens IT Solutions and Services. The preliminary cash purchase price adjustment had been determined by Siemens in the fourth quarter of fiscal 2011 on a contractually agreed basis in specific closing financial statements. As of September 30, 2011 Siemens recognized a liability for this purchase price adjustment of €126 million which was presented in line item Other current financial liabilities. Following the settlement with AtoS in the second quarter of fiscal 2012, this liability was paid. However, a final settlement with AtoS on all contractual obligations arising from the sales agreements was not achieved in the course of the settlement in the second quarter and is not expected to be reached in fiscal 2012.

Line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations for the nine months ended June 30, 2012 includes, besides expenses for carve out activities, a gain of €40 million which is due to revised estimates with regard to the transaction-related provisions, primarily in connection with the settlement with AtoS mentioned above.

Former segments SV and Com—discontinued operations

Net results of discontinued operations of SV activities and former operating segment Com presented in the Consolidated Statements of Income in the three and nine months ended June, 30, 2012 amounted to €(11) million (thereof €— million income tax) and €(129) million (thereof €49 million income tax), compared to the three and nine months ended June 30, 2011 of €(13) million (thereof €7 million income tax) and €(127) million (thereof €(77) million income tax), respectively. Those net results relate mainly to former operating segment Com and include in the nine months ended June 30, 2012 settlements of a matter with the Greek State with a pretax impact of €142 million in the second quarter of fiscal 2012; for further information see Note 13 Legal proceedings. The Company recorded a reserve in the second quarter of fiscal 2011 with regard to restructuring measures before the sale of the SV activities in December 2007. Siemens sold its SV activities in December 2007.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. OTHER OPERATING INCOME

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
	(in millions of €)
Gains on sales of property, plant and equipment and intangibles	17	66	52	189
Gains on disposals of businesses	—	—	5	23
Other	82	40	265	232

Other operating income	98	106	322	444

In the three and nine months ended June 30, 2012 and 2011, item Other includes income in connection with legal and regulatory matters.

4. OTHER OPERATING EXPENSE

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
	(in millions of €)
Losses on disposals of businesses and on sales of property, plant and equipment and intangibles	(9)	2	(16)	(36)
Other	(33)	(36)	(156)	(284)

Other operating expense	(41)	(34)	(171)	(320)

Item Other in the three and nine months ended June 30, 2012 and 2011 includes charges related to legal and regulatory matters.

5. INTEREST INCOME, INTEREST EXPENSE AND OTHER FINANCIAL INCOME (EXPENSE), NET

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
	(in millions of €)
Pension related interest income	329	332	978	1,025
Interest income, other than pension	231	218	692	616

Interest income	560	550	1,670	1,641

Pension related interest expense	(321)	(299)	(954)	(921)
Interest expense, other than pension	(112)	(125)	(344)	(357)

Interest expense	(433)	(424)	(1,298)	(1,278)

Income (expense) from available-for-sale financial assets, net	13	(707)	96	835
Miscellaneous financial income (expense), net	56	(29)	(9)	(161)

Other financial income (expense), net	68	(736)	87	674

The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
	(in millions of €)
Expected return on plan assets	329	332	978	1,025
Interest cost	(321)	(299)	(954)	(921)

Income (expense) from pension plans and similar commitments, net	8	33	24	104

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total amounts of Interest income and (expense), other than pension, were as follows:

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
	(in millions of €)
Interest income, other than pension	231	218	692	616
Interest (expense), other than pension	(112)	(125)	(344)	(357)

Interest income (expense), net, other than pension	120	93	349	259

Thereof: Interest income (expense) of operations, net	8	—	2	(21)
Thereof: Other interest income (expense), net	112	93	347	280

Item Interest income (expense) of operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

Item Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
	(in millions of €)
Total interest income on financial assets	224	211	682	607
Total interest expenses on financial liabilities(1)	(195)	(239)	(593)	(732)

(1)	Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas item Interest expense, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts further explained in Note 32 Derivative financial instruments and hedging activities of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

The components of item Income (expense) from available-for-sale financial assets, net were as follows:

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
	(in millions of €)
Gains on sales, net	4	(682)	97	853
Dividends received	12	3	13	14
Impairment	(4)	(28)	(14)	(32)

Income (expense) from available-for-sale financial assets, net	13	(707)	96	835

In the nine months ended June 30, 2011, line item Gains on sales, net includes €1,520 million disposal gain relating to Areva NP S.A.S.; the three and nine months ended June 30, 2011 include a loss of €682 million on the arbitration ruling related to Siemens’ exit from the joint venture Areva NP S.A.S. For further information on the transaction see Note 2 Acquisitions, dispositions and discontinued operations.

In the nine months ended June 30, 2012, item Gains on sales, net includes €87 million gains from the sale of the 25% interest in OAO Power Machines held by the Energy Sector; €66 million of the gain relate to gains recycled from Other comprehensive income as of September 30, 2011. The investment was classified as held for disposal. The transaction closed in December 2011.

Item Miscellaneous financial income (expense), net, in the nine months ended June 30, 2012 and 2011, primarily comprises gains and losses related to derivative financial instruments as well as interest income (expense) related to long-term liabilities and provisions of €(173) million and €201 million, respectively. Included in interests from long-term liabilities and provisions is the effect resulting from the change in the discount rate of asset retirement obligations for environmental clean up costs and mitigating gains (losses) of derivatives thereon. Expense from write offs and allowances of finance receivables amounted to €46 million and €31 million, respectively, in the nine months ended June 30, 2012 and 2011.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. GOODWILL

	June 30, 2012	September 30, 2011
	(in millions of €)
Sectors:
Energy	2,842	2,269
Healthcare	8,423	7,964
Industry	4,230	3,802
Infrastructure & Cities	1,783	1,558

Total Sectors	17,278	15,594
Financial Services (SFS)	120	112

Siemens	17,397	15,706

As of the beginning of fiscal 2012, Siemens rearranged its reporting structure of the segments, see Note 16 Segment information for further information. The previously reported amounts of goodwill as of September 30, 2011 have been reallocated to conform to Siemens’ new reporting structure. Therefore, new cash generating units, which are represented by a Division or equivalent, were determined. Goodwill has been reallocated based on relative fair values of the cash generating units. Prior year information has been adjusted accordingly.

The net increase in goodwill of €1,691 million in the nine months ended June 30, 2012, is attributable to €740 million positive foreign currency adjustments, €959 million acquisitions and purchase accounting adjustments; which is offset by dispositions of €8 million.

7. OTHER INTANGIBLE ASSETS

	June 30, 2012	September 30, 2011
	(in millions of €)
Software and other internally generated intangible assets	3,251	2,955
Less: accumulated amortization	(1,998)	(1,775)

Software and other internally generated intangible assets, net	1,253	1,180

Patents, licenses and similar rights	7,332	6,665
Less: accumulated amortization	(3,916)	(3,401)

Patents, licenses and similar rights, net	3,416	3,264

Other intangible assets	4,668	4,444

Amortization expense reported in line item Income from continuing operations before income taxes amounted to €220 million and €200 million, respectively, in the three months ended June 30, 2012 and 2011, and to €663 million and €590 million in the nine months ended June 30, 2012 and 2011, respectively.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8. DEBT

	June 30, 2012	September 30, 2011
	(in millions of €)
Short-term
Notes and bonds	2,025	2,495
Loans from banks	792	1,128
Other financial indebtedness	2,386	21
Obligations under finance leases	33	16

Short-term debt and current maturities of long-term debt	5,236	3,660

Long-term
Notes and bonds (maturing until 2066)	13,659	12,651
Loans from banks (maturing until 2023)	1,301	1,354
Other financial indebtedness (maturing until 2018)	143	146
Obligations under finance leases	130	129

Long-term debt	15,234	14,280

	20,470	17,940

In the nine months ended June 30, 2012, Siemens issued US$ bonds with warrant units in an aggregate principal amount of US$3 billion and a carrying amount of €2,247 million as of June 30, 2012. The bonds are composed of (1) nominal US$1.5 billion, maturing on August 16, 2017 bearing interest of notional 1.05% per annum, and (2) nominal US$1.5 billion, maturing on August 16, 2019 bearing interest of notional 1.65% per annum. The bonds are initially measured at fair value; subsequently at amortized costs using the effective interest method. Each of the US$1.5 billion bonds were issued with 6,000 detachable warrants. The warrants are classified as equity instruments with a fair value of €126 million at issuance; they are presented in additional paid-in capital in line item Other changes in equity. The warrants’ exercise price was fixed in Euro. The warrants entitle the holders, at their option, to receive 1,806.1496 Siemens AG shares per warrant at an exercise price per share of €104.0018 during the exercise period which matures on August 1, 2017 and 2019 for bond (1) and bond (2), respectively. Accordingly, the warrants result in option rights relating to a total of 21.7 million Siemens AG shares.

In the nine months ended June 30, 2012, Siemens issued US$400 million (€318 million) in floating rate notes maturing on February 21, 2019.

In the nine months ended June 30, 2012, the Company redeemed at face value €1.55 billion 5.25% instruments and US$500 million floating rate notes (€381 million as of the date of redemption), both issued under the debt issuance program, as well as US$750 million in 5.5% notes (€578 million as of the date of redemption), and two tranches of assignable loans of €370 million and €283.5 million.

In the nine months ended June 30, 2012, the US$5.0 billion syndicated multi-currency revolving credit facility expired. On April 5, 2012, the Company signed a €4.0 billion syndicated multi-currency revolving credit facility with a term of five years and two one-year extension options, replacing the Company’s previous US$5.0 billion facility. For further information on the Company’s credit facilities see Note 23 Debt of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

As of June 30, 2012 and September 30, 2011, commercial papers of US$2.5 billion (€2.0 billion) and €— million, respectively, were outstanding.

9. PENSION PLANS AND SIMILAR COMMITMENTS

Unless otherwise stated, all numbers presented below refer only to continuing operations and, therefore, do not include amounts related to Siemens IT Solutions and Services and OSRAM.

Service cost for pension plans and similar commitments are allocated among functional costs (line items Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses) following the functional area of the corresponding profit and cost centers.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PENSION BENEFITS

Components of net periodic benefit cost

	Three months ended June 30, 2012			Three months ended June 30, 2011
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	105	75	31	103	70	32
Interest cost	313	195	117	290	183	107
Expected return on plan assets	(329)	(193)	(136)	(332)	(211)	(121)
Amortization of past service cost (benefit)	(2)	—	(2)	(1)	—	(1)
Loss (gain) due to settlements and curtailments	1	—	1	(1)	1	(2)

Net periodic benefit cost (income)	88	77	11	58	44	14

Germany	77	77		44	44
U.S.	(4)		(4)	(2)		(2)
U.K.	(5)		(5)	2		2
Other	20		20	14		14

	Nine months ended June 30, 2012			Nine months ended June 30, 2011
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	311	225	86	329	212	117
Interest cost	928	586	342	894	550	344
Expected return on plan assets	(978)	(579)	(398)	(1,025)	(633)	(392)
Amortization of past service cost (benefit)	(7)	—	(7)	(5)	—	(6)
Loss (gain) due to settlements and curtailments	—	—	—	(7)	1	(8)

Net periodic benefit cost (income)	254	231	23	185	130	55

Germany	231	231		130	130
U.S.	(11)		(11)	21		21
U.K.	(13)		(13)	(1)		(1)
Other	47		47	34		34

PENSION OBLIGATIONS AND FUNDED STATUS

At the end of the first nine months of fiscal 2012, the combined funded status of Siemens’ pension plans states an underfunding of €8.0 billion, compared to an underfunding of €6.2 billion at the end of fiscal 2011.

The weighted-average discount rate used to determine the estimated DBO of Siemens’ pension plans as of June 30, 2012 and September 30, 2011, is 3.5% and 4.5%, respectively.

Contributions made by the Company to its pension plans during the nine months ended June 30, 2012 and 2011, were €444 million and €983 million, respectively. In the three months ended June 30, 2012 and 2011, contributions made by the Company amounted to €62 million and €422 million, respectively. Contributions for prior year periods included amounts related to Siemens IT Solutions and Services and OSRAM. In particular, in fiscal 2011, contributions include €241 million supplemental pension plan funding in Germany for the pension liabilities of Siemens IT Solutions and Services. The funding was contributed to the newly established separate Siemens IT Solutions and Services Pension Trusts in anticipation of the disposal of the business to AtoS. Contributions during the nine months ended June 30, 2011 include a supplemental pension plan funding in the U.K.

OTHER POST-EMPLOYMENT BENEFITS

Net periodic benefit cost for other post-employment benefit plans for the nine months ended June 30, 2012 and 2011, were €42 million and €41 million, respectively. During the three months ended June 30, 2012 and 2011, net periodic benefit cost amounted to €12 million and €12 million, respectively.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.8 billion, both at the end of the first nine months of fiscal 2012 and as of September 30, 2011.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. PROVISIONS

In the nine months ended June 30, 2012, the Power Transmission Division of the Energy Sector incurred project charges mainly related to grid connections to technically complex offshore wind-farms in Germany. These charges were due to project delays resulting from a complex regulatory environment and the projects’ complex marine environment, which required revised estimates of resources and personnel. This led to €(22) million and €(503) million pretax effects on the income statement in the three and nine months ended June 30, 2012, respectively, which are mainly recorded as provisions for order related losses and risks.

For information on order related losses and risks in connection with Healthcare with a total pretax effect of €381 million in the nine months ended June 30, 2011, and for information on revised parameters and assumptions used in measuring the remediation and environmental protection liabilities as of June 30, 2011 in Hanau and Karlstein, Germany, see Note 25 Provision of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

11. SHAREHOLDERS’ EQUITY

TRANSACTIONS WITH NON-CONTROLLING INTERESTS

In connection with an acquisition in the nine months ended June 30, 2012, a minority shareholder was granted a put option on the non-controlling interests. The transaction with non-controlling interests impacted item Retained earnings by €(410) million in the nine months ended June 30, 2012; for further information on related accounting policies, see Note 1 Basis of presentation.

Regarding the acquisition of additional subsidiary shares in Siemens Ltd., India from non-controlling interest-holders, in the nine months ended June 30, 2011, see Note 4 Acquisitions, dispositions and discontinued operations of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

TREASURY STOCK

In the nine months ended June 30, 2012 and 2011, Siemens transferred a total of 4,961,752 and 4,179,297 of treasury stock in connection with share-based payment plans.

RESOLUTIONS AT THE ANNUAL SHAREHOLDERS’ MEETING

At the Annual Shareholders’ Meeting on January 24, 2012, the Company’s shareholders passed resolutions on the appropriation of net income of Siemens AG, approving and authorizing a dividend of €3.00 per share, representing €2.6 billion in dividend payment.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OTHER COMPREHENSIVE INCOME

The changes in line item Other comprehensive income including non-controlling interests are as follows:

	Three months ended June 30, 2012			Three months ended June 30, 2011
	Pretax	Tax effect	Net	Pretax	Tax effect	Net
	(in millions of €)
Unrealized holding gains (losses) on available-for-sale financial assets	37	1	39	17	—	17
Reclassification adjustments for (gains) losses included in net income	2	—	2	—	(1)	(1)

Net unrealized gains (losses) on available-for-sale financial assets	40	1	41	17	(1)	16
Unrealized gains (losses) on derivative financial instruments	(254)	76	(178)	8	(4)	4
Reclassification adjustments for (gains) losses included in net income	52	(21)	32	(63)	19	(44)

Net unrealized gains (losses) on derivative financial instruments	(201)	55	(146)	(55)	15	(40)
Foreign-currency translation differences	613	—	613	(101)	—	(101)
Actuarial gains and losses on pension plans and similar commitments	(1,622)	422	(1,200)	(408)	97	(311)

Other comprehensive income	(1,170)	478	(692)	(547)	111	(436)

	Nine months ended June 30, 2012			Nine months ended June 30, 2011
	Pretax	Tax effect	Net	Pretax	Tax effect	Net
	(in millions of €)
Unrealized holding gains (losses) on available-for-sale financial assets	208	(3)	205	4	4	8
Reclassification adjustments for (gains) losses included in net income	(83)	—	(83)	(29)	6	(23)

Net unrealized gains (losses) on available-for-sale financial assets	126	(3)	122	(25)	10	(15)
Unrealized gains (losses) on derivative financial instruments	(194)	64	(129)	194	(44)	150
Reclassification adjustments for (gains) losses included in net income	83	(30)	53	(123)	37	(86)

Net unrealized gains (losses) on derivative financial instruments	(110)	34	(76)	71	(7)	64
Foreign-currency translation differences	1,062	—	1,062	(308)	—	(308)
Actuarial gains and losses on pension plans and similar commitments	(2,244)	831	(1,413)	1,157	(358)	799

Other comprehensive income	(1,166)	862	(305)	895	(355)	540

As of June 30, 2012 and 2011, cumulative income (expense) of €(155) million and €(132) million is recognized in line item Other comprehensive income, net of tax which relates to non-current assets or disposal groups classified as held for disposal.

Foreign currency translation differences in the nine months ended June 30, 2012 resulted primarily from the Chinese Renminbi, the U.S. Dollar and the British Pound. Foreign currency translation differences in the nine months ended June 30, 2011, primarily resulted from the strengthening of the Euro compared to the U.S. Dollar.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Line item Actuarial gains and losses on pension plans and similar commitments in the nine months ended June 30, 2012 and 2011 primarily changed due to a change of the discount rate, and actual returns varying from expected returns.

Other changes in equity

Line item Other changes in equity of the Consolidated Statements of Changes in Equity includes €126 million which relate to the equity instruments of the US$ bonds with warrants issued in the nine months ended June 30, 2012.

12. COMMITMENTS AND CONTINGENCIES

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	June 30, 2012	September 30, 2011
Credit guarantees	611	591
Guarantees of third-party performance	1,392	2,643
HERKULES obligations(1)	2,290	2,690
Other guarantees	3,554	3,424

Guarantees	7,846	9,348

(1)	For additional information on the HERKULES obligations, see Note 29 Commitments and contingencies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

The German Tax Office audits, amongst others, the tax treatment of the buy-back of the convertible bond issued in 2003 in the context of the tax audit for the fiscal years 2006 to 2009. Although a respective tax assessment might be issued, the risk from a potential litigation remains remote in the Company’s assessment.

13. LEGAL PROCEEDINGS

Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in Note 30 Legal proceedings of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.

Public corruption proceedings

Governmental and related proceedings

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation against individuals into corruption of government officials in connection with the

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

award of the contract for the DNI project to Siemens in 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is also involved. Siemens AG is not party to the proceedings.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. The GPIC’s investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members and former executives of Siemens A.E., Elektronische Projekte und Erzeugnisse, Greece (Siemens A.E.) and Siemens AG. In January 2011, the GPIC alleged in a letter to Siemens A.E. that the damage suffered by the Greek state amounted to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. On April 5, 2012, the Greek Parliament approved a settlement agreement between Siemens and the Greek State, the material provisions of which include the following: Siemens waives public sector receivables in the amount of €80 million. Furthermore Siemens agrees to spend a maximum of €90 million on various anti-corruption and transparency initiatives, as well as university and research programs and to provide €100 million of financial support to Siemens A.E. to ensure its continued presence in Greece. In exchange, the Greek State agrees to waive all civil claims and all administrative fines related to the corruption allegations and to utilize best efforts to resolve all pending disputes between Siemens and the Greek state-companies or its public authorities. For further information, see Note 2 Acquisitions, dispositions and discontinued operations.

In February 2012, the Munich public prosecutor notified Siemens AG of a request for mutual assistance in criminal matters by a foreign authority. The investigation of the foreign authority involves a Siemens subsidiary located in North West Europe in connection with alleged payments to employees of a Russian company between 1999 and 2006. Siemens is cooperating with the authorities.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

Antitrust proceedings

As previously reported, in October 2011, the local Antitrust Authority in Rovno, Ukraine, notified Siemens Ukraine of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in 2010. Siemens cooperated with the authority. The authority imposed a fine in an amount equivalent to €4,000. Siemens Ukraine did not appeal the decision.

As previously reported, in September 2011, the Competition Commission of Pakistan requested Siemens Pakistan Engineering Co. Ltd., Pakistan (Siemens Pakistan), to present its legal position regarding an alleged anti-competitive arrangement since 2007 in the field of transformers and air-insulated switchgears. In December 2011, Siemens Pakistan filed a leniency application. In April 2012, the Competition Commission of Pakistan accepted the leniency application and granted Siemens Pakistan a 100 percent penalty reduction for the alleged behavior.

As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi., Turkey, in response to allegations of anti-competitive agreements. Siemens cooperated with the authority. In May 2012, the Turkish Antitrust Authority decided that the law has not been violated, and discontinued the proceedings.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As previously reported, in February 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, among others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania for the supply of medical equipment in 2009. In May 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation which confirmed that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accused Siemens S.p.A. of having participated in an anti-competitive arrangement. In August 2011, the Italian Antitrust Authority fined several companies, including Siemens S.p.A. for alleged anti-competitive behavior. The fine imposed on Siemens S.p.A. amounts to €1.1 million. The company appealed the decision. In April 2012, the Administrative Court for the region of Latium overruled the decision of the Italian Antitrust Authority.

In May 2012, the Brazilian Anti Trust Authority notified Siemens Ltda., Brazil of an investigation into anti-trust behavior in the field of air-insulated switchgear and other products from 1997 to 2006. Siemens is cooperating with the authorities.

Other proceedings

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. In the course of the third quarter of fiscal 2012, the supplier consortium informed TVO of a risk of potential slippage in the schedule if no mitigation measures are taken. The final phases of the plant completion require the full cooperation of all parties involved. The further delay as well as further schedule uncertainties in the completion of the plant could lead TVO to increase its counterclaims. In June 2012, the arbitration tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest.

In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor’s files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. While Siemens AG continues to defend itself against the expanded claim, Siemens AG and OTE remain in discussions to resolve the matter.

In December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on Siemens that seeks records of consulting payments for business conducted by the Building Technologies business unit in New York State over the period from January 1, 2000 through September 30, 2011. Siemens is cooperating with the authority.

In February 2012, the United States Attorney’s Office for the Eastern District of New York served a subpoena on Siemens Healthcare Diagnostics Inc. for information relating to a diagnostics process. Siemens is cooperating with the authority.

For legal proceedings information required under IAS 37, Provisions, contingent liabilities and contingent assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

In addition to the investigations and legal proceedings described in Siemens’ Consolidated Financial Statements as of September 30, 2011 and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Consolidated Financial Statements and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, it cannot be excluded that some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolutions of the matters discussed in this section could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which adverse decisions are rendered. Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this section.

14. SHARE-BASED PAYMENT

Share-based payment plans at Siemens are predominantly designed as equity-settled plans and to a limited extent as cash-settled plans. If participating Siemens companies cease to be part of the Siemens Group, they are no longer eligible for participation in future share-based payment plans at Siemens. In such cases, the participating Siemens companies have the right to settle the share-based payment awards prematurely. Total pretax expense for share-based payment recognized in line item Income from continuing operations in the three months ended June 30, 2012 and 2011 amounted to €30 million and €33 million, respectively, and to €125 million and €117 million, respectively, in the nine months ended June 30, 2012 and 2011.

For further information on Siemens’ share-based payment plans, see Note 34 Share-based payment of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

STOCK AWARDS

Terms and conditions:

The Company grants stock awards as a form of share-based payment to members of the Managing Board, members of the senior management and other eligible employees. Stock awards are subject to a restriction period of about four years and entitle the beneficiary to Siemens shares without payment of consideration following the restriction period. Stock awards granted in fiscal 2008 to 2011 were generally subject to a restriction period of three years. Stock awards forfeit if the beneficiaries’ employment with the Company terminates prior to the expiration of the restriction period. During the restriction period, beneficiaries are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Settlement of stock awards may occur in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board. Each fiscal year, the Company decides whether or not to grant stock awards. The Supervisory Board decides about the number of stock awards to the Managing Board and the Managing Board decides about the number of stock awards to members of the senior management and other eligible employees.

In fiscal 2012, the allocation of stock awards as a share-based payment has been increasingly tied to corporate performance criteria. The target attainment for the performance criteria ranges between 0% and 200%.

Half of the annual target amount for stock awards is based on the average of earnings per share (EPS, basic) of the past three fiscal years. The target attainment determines the number of stock awards upon allocation. Settlement of these stock awards is in shares following the four-year restriction period.

The other half of the annual target amount for stock awards is based on the share price performance of Siemens shares relative to the share price performance of five important Siemens competitors (ABB, General Electric, Philips, Rockwell, Schneider) during the four-year restriction period. The target attainment is determined during the four-year restriction period for the stock awards and accordingly, determines the number of Siemens shares ultimately transferred following the restriction period. If the target attainment is up to 100%, settlement is in shares. If the target attainment exceeds 100% (up to 200%) an additional cash payment corresponding to the outperformance results. The total carrying amount of liabilities arising from stock awards to be settled in cash amounts to €1 million and €— million as of June 30, 2012 and as of September 30, 2011, respectively.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Additionally one portion of the variable compensation component (bonus) for members of the Managing Board is granted in the form of non-forfeitable awards of Siemens stock (Bonus Awards).

Commitments to members of the Managing Board:

In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attainment of an EPS-based target. The fair value of these entitlements amounting to €6 million and €5 million was determined by calculating the present value of the target amount. In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attainment of a performance-based target of Siemens stock relative to five competitors. The fair value of these entitlements amounting to €7 million and €6 million was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 27% in 2012 and 30% and 29%, respectively, in 2011 and a market price of €73.94 in fiscal 2012 and €88.09 and €92.98, respectively in fiscal 2011 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 1.7% in fiscal 2012 and up to 2.4% and up to 3.0%, respectively, in fiscal 2011 and an expected dividend yield of 4.1% in fiscal 2012 and 3% and 2.4%, respectively, in fiscal 2011. Compensation expense related to stock awards is generally recognized over five years until they vest, including a restriction period of four years.

In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to Bonus Awards contingent upon the target attainment. The fair value of these entitlements amounting to €5 million and €5 million was determined by calculating the present value of the target amount. Compensation expense related to Bonus Awards is generally recognized over one year until they vest. Beneficiaries will receive one Siemens share without payment of consideration for each Bonus Award, following an additional waiting period of four years.

In the nine months ended June 30, 2011, the Company granted additional 128,284 stock awards to members of the Managing Board. The fair value of these stock awards amounting to €77.76 per stock award was determined as the market price of Siemens shares less the present value of expected dividends.

The remuneration system of the Managing Board and the changes in the stock awards held by Managing Board members are explained in detail in the Compensation report within the Corporate Governance report in the Siemens’ Annual Report as of September 30, 2011.

Commitments to members of the senior management and other eligible employees:

In the nine months ended June 30, 2012, 1,080,609 stock awards were granted to members of the senior management and other eligible employees contingent upon attainment of an EPS target. The fair value of these stock awards amounts to €62 million and corresponds to the target amount reflecting the EPS target attainment. In the nine months ended June 30, 2012, 947,945 stock awards were granted to members of the senior management and other eligible employees contingent upon the attainment of a prospective performance-based target of the Siemens stock. The fair value of these stock awards amounting to €58 million, of which €46 million relate to equity instruments, was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 25.33% and a market price of €74.14 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 1.8% and an expected dividend yield of 3.91%. Compensation expense related to these stock awards is recognized over four years until they vest.

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Nine months ended June 30,
	2012		2011
	Awards		Awards
Non-vested, beginning of period	3,857,315		4,306,373
Granted	2,028,554		1,249,901
Vested and transferred	(1,531,944)		(1,482,096)
Forfeited/settled	(107,751	)(1)	(85,567)

Non-vested, end of period	4,246,174		3,988,611

(1)	Consists of 85,889 forfeited and 21,862 settled awards, respectively, in the nine months ended June 30, 2012.

Stock Option Plans

Regarding stock option plans, see Note 34 Share-based payment of the Notes of the Company’s Consolidated Financial Statements as of September 30, 2011.

SHARE MATCHING PROGRAM AND ITS UNDERLYING PLANS

For a detailed description of the Share Matching Plan and its underlying plans, see Note 34 Share-based payment of the Notes of the Company’s Consolidated Financial Statements as of September 30, 2011.

1. Share Matching Plan

In the nine months ended June 30, 2012 and 2011, respectively, Siemens issued a new tranche under the Share Matching Plan.

2. Monthly Investment Plan

In the nine months ended June 30, 2012 and 2011, respectively, Siemens issued a new tranche under the Monthly Investment Plan that is a further component of the Share Matching Plan and which is available for employees—other than senior managers—of Siemens AG and participating Siemens companies.

The Managing Board decided that shares acquired under the tranches issued in fiscal 2011 and 2010 will be transferred to the Share Matching Plan.

3. Base Share Program

In the nine months ended June 30, 2012 and 2011, Siemens issued a new tranche under the Base Share Program. In fiscal 2012 and 2011, the Company incurred pretax expense from continuing operations of €29 million and €28 million, respectively.

4. Entitlements to Matching Shares

Details on entitlements to matching shares for continuing and discontinued operations in the nine months ended June 30, 2012 and 2011 are:

	Nine months ended June 30,
	2012	2011
	Entitlements to Matching Shares	Entitlements to Matching Shares
Outstanding, beginning of period	1,977,091	1,614,729
Granted	706,354	579,806
Vested and transferred	(1,037,292)	—
Forfeited	(44,757)	(59,965)
Settled	(35,348)	(44,010)

Outstanding, end of period	1,566,048	2,090,560

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as entitlements to matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. Depending on the grant dates, the fair values are €48.69 and €51.22 per matching share entitled in fiscal 2012; in fiscal 2011, the grant-date fair values

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

are €58.15 and €71.09 per matching share entitled. Based on the number of entitlements granted, the weighted average grant-date fair value is €50.35 and €66.13 per matching share entitled, respectively, in fiscal 2012 and 2011.

15. EARNINGS PER SHARE

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
	(shares in thousands)
Income from continuing operations	1,229	763	3,637	5,783
Less: Portion attributable to non-controlling interest	(28)	(41)	(75)	(126)

Income from continuing operations attributable to shareholders of Siemens AG	1,201	722	3,562	5,657
Weighted average shares outstanding—basic	879,228	873,911	877,466	872,755
Effect of dilutive share-based payment	7,328	9,485	8,085	9,623

Weighted average shares outstanding—diluted	886,556	883,396	885,551	882,378
Basic earnings per share (from continuing operations)	1.37	0.83	4.06	6.48
Diluted earnings per share (from continuing operations)	1.35	0.82	4.02	6.41

In the three and nine months ended June 30, 2012, the dilutive earnings per share computation does not contain shares, which relate to 21,674 thousand warrants at June 30, 2012, issued with bonds, since its inclusion would have been anti-dilutive. In the future, the warrants could potentially dilute basic earnings per share.

Share-based payment plans are dilutive at the Income from continuing operations level and so, in accordance with IAS 33, Earnings per Share, have been treated as dilutive for the purpose of diluted earnings per share. Diluted loss per share from discontinued operations is lower than basic loss per share from discontinued operations because of the effect of losses on discontinued operations.

16. SEGMENT INFORMATION

Segment information is presented for continuing operations. Accordingly, current and prior period Segment information excludes discontinued operations. Commencing with fiscal 2012, Siemens changed its financial reporting structure to reflect the Company’s new organization. Prior year information has been recast to correspond to the fiscal 2012 reporting format.

Effective as of October 1, 2011, Siemens changed its organizational structure of the Sectors. A fourth Sector, Infrastructure & Cities was formed in order to benefit from the growth of urban centers. The new Sector Infrastructure & Cities comprises the Industry Sector activities of Building Technologies, Mobility as well as the Energy Sector’s Power Distribution business and Smart Grid applications. The Industry Sector is focusing even more sharply on industry solutions. Accordingly, since fiscal 2012, the Company has six reportable segments: the four Sectors Energy, Healthcare, Industry and Infrastructure & Cities as well as Equity Investments and Financial Services (SFS). Healthcare, Equity Investments and SFS retained its previous structure. The Managing Board is monitoring each reportable segment. Each reportable segment has its own segment management reporting to the Managing Board.

DESCRIPTION OF REPORTABLE SEGMENTS

Energy

The Energy Sector offers a complete spectrum of products, services and solutions for power generation in thermal power plants and using renewables, power transmission in grids and for the extraction, processing and transport of oil and gas.

Industry

The Industry Sector is a supplier of products, systems, services and solutions of productivity, flexibility and efficiency offerings for industrial enterprises.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Infrastructure & Cities

The Infrastructure & Cities Sector offers sustainable technologies for metropolitan areas and their infrastructures. Its offerings include integrated mobility solutions, building and security technology, power distribution, smart grid applications, and low- and medium-voltage products.

For a description of the segments Healthcare, Equity Investments and SFS, which retained their segment structure, see Note 37 Segment information of the Notes of the Company’s Consolidated Financial Statements as of September 30, 2011.

RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:

Centrally managed portfolio activities are intended for divestment or closure and, at present, primarily includes activities remaining from divestments and discontinued operations such as from Siemens IT Solutions and Services and from the former Com business. Fiscal 2011 amounts also included Electronics Assembly Systems business sold in the nine months ended June 30, 2011.

SRE owns and manages the Siemens real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.

Corporate items and pensions includes corporate charges such as personnel costs for certain corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized or when the activities are classified as discontinued operations. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities.

Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

MEASUREMENT—SEGMENTS

Accounting policies for Segment information are based on those used for Siemens, which are described in Note 2 Summary of significant accounting policies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011, unless described below. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Central infrastructure costs are primarily allocated to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in equal installments in all four quarters. Intersegment transactions are based on market prices.

Profit of the Sectors and Equity Investments

Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors and Equity Investments is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, not allocated to the Sectors and Equity Investments which Management does not regard as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues—for financing issues regarding Equity Investments, see paragraph below. The major categories of items excluded from Profit are presented below.

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors and to Equity Investments and interest expense on payables to suppliers. Borrowing costs capitalized as part of qualifying long-term projects are not part of financing interest. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

reversals of impairments on long-term loans granted to investments reported in Equity Investments.

Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs—including charges for the German pension insurance association and plan administration costs—are included in line item Corporate items and pensions. Curtailments are a partial payback with regard to past service costs that affect Segment Profit.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors and Equity Investments’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.

For fiscal 2010, Company’s management approved a special remuneration, which was presented in Corporate items in fiscal 2010; in the nine months ended June 30, 2011, the remuneration totaling €267 million for continuing operations was primarily allocated to the Sectors based on management approach, which resulted in a positive impact at Corporate items; charges were made to Energy €60 million, Healthcare €43 million, Industry €75 million and Infrastructure & Cities €63 million.

Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.

Profit of the segment SFS

Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors and Equity Investments, interest income and expense is an important source of revenue and expense of SFS.

Asset measurement principles

Management determined Assets as a measure to assess capital intensity of the Sectors and of Equity Investments (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. A Division of Infrastructure & Cities includes the project-specific intercompany financing of a long-term project. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) to derive Assets. Equity Investments may include certain shareholder loans granted to investments reported in Equity Investments. In contrast, Assets of SFS is Total assets.

New orders

New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

Free cash flow definition

Segment information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors and of Equity Investments constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest, except in cases where interest on qualifying assets is capitalized or classified as contract costs and it also excludes income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service costs that affect Segment Free cash flow. Free cash

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

Amortization, depreciation and impairments

Amortization, depreciation and impairments presented in Segment information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.

Measurement—Centrally managed portfolio activities and SRE

Centrally managed portfolio activities follow the measurement principles of the Sectors and Equity Investments. SRE applies the same measurement principles as SFS; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

RECONCILIATION TO SIEMENS’ CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total Assets of the Sectors, Equity Investments and SFS to Total assets of Siemens’ Consolidated Statements of Financial Position:

	June 30, 2012	September 30, 2011
	(in millions of €)
Assets of Sectors	26,732	21,090
Assets of Equity Investments	2,647	3,382
Assets of SFS	16,430	14,602

Total Segment Assets	45,809	39,074

Reconciliation:
Assets Centrally managed portfolio activities	(387)	(397)
Assets of SRE	5,154	4,974
Assets of Corporate items and pensions	(10,729)	(9,806)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intra-group financing receivables and investments	20,350	24,023
Tax-related assets	4,330	3,901
Liability-based adjustments:
Pension plans and similar commitments	9,060	7,307
Liabilities	41,818	42,585
Eliminations, Corporate Treasury, other items(1)	(7,149)	(7,418)

Total Eliminations, Corporate Treasury and other reconciling items of Segment information	68,410	70,398

Total Assets in Siemens’ Consolidated Statements of Financial Position	108,256	104,243

(1)	Includes assets and liabilities reclassified in connection with discontinued operations

In the nine months ended June 30, 2012 and 2011, Corporate items and pensions in the column Profit includes €28 million and €84 million, respectively, related to Corporate items, as well as €(33) million and €57 million, respectively, related to pensions. In the three months ended June 30, 2012 and 2011, Corporate items includes a net effect of €44 million and €2 million, respectively, in connection with an asset retirement obligation; in the nine months ended June 30, 2012 and 2011, the net effect amounts to €26 million and €(2) million, respectively. Legal and regulatory matters contributed positive effects to Corporate items in the nine months ended June 30, 2012; in the nine months ended June 30, 2011, effects relating to legal and regulatory matters were negative. The nine months ended June 30, 2012, include remaining costs in connection with Siemens IT Solutions and Services of €92 million. In the first quarter of fiscal 2011, a special remuneration, which was granted and charged to Corporate items in fiscal 2010, was primarily allocated to the Sectors, resulting in a positive impact of €267 million in Corporate items.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ADDITIONAL SEGMENT INFORMATION

In the three months ended June 30, 2012 and 2011, Profit of SFS includes interest income of €195 million and €163 million, respectively and interest expense of €81 million and €68 million, respectively. In the nine months ended June 30, 2012 and 2011, Profit of SFS includes interest income of €575 million and €488 million, respectively and interest expense of €234 million and €210 million, respectively.

In the nine months ended June 30, 2012, SFS recognized €78 million gain on the sale of interests in Bangalore International Airport Limited, an investment accounted under the equity method.

In the nine months ended June 30, 2012, Energy impaired €20 million property, plant and equipment, Healthcare impaired €42 million intangible assets and €14 million property, plant and equipment; SFS impaired €24 million property, plant and equipment and €8 million investment accounted for using the equity method; SRE impaired €28 million property, plant and equipment.

In the three and nine months ended June 30, 2012, Siemens’ share in NSN’s earnings presented in line item Income (loss) from investments accounted for using the equity method, net, is €(128) million and €(768) million, respectively; Siemens’ share in earnings of NSN in the three and nine months ended June 30, 2011 is €(116) million and €(204) million, respectively. The fiscal 2012 earnings of NSN are impacted by restructuring charges at NSN.

17. RELATED PARTY TRANSACTIONS

Joint ventures and associates

Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies, see Note 19 Investment accounted for using the equity method and Note 43 List of subsidiaries and associated companies pursuant to Section 313 of the German Commercial Code of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expenses from transactions with joint ventures and associates are presented for continuing operations in the tables below. For information regarding transactions presented in discontinued operations, see Note 2 Acquisitions, dispositions and discontinued operations.

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Three months ended June 30,		Three months ended June 30,
	2012	2011	2012	2011
	(in millions of €)
Joint ventures	69	64	7	4
Associates	145	116	57	68

	214	180	64	72

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Nine months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
	(in millions of €)
Joint ventures	346	176	16	27
Associates	395	478	186	199

	741	654	202	226

The increase in sales of goods and services and other income in connection with joint ventures resulted from a wind power plant project of the Energy Sector.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Receivables from joint ventures and associates and liabilities to joint ventures and associates in relation to these transactions are as follows:

	Receivables		Liabilities
	June 30, 2012	September 30, 2011	June 30, 2012	September 30, 2011
	(in millions of €)
Joint ventures	56	52	42	76
Associates	219	120	223	202

	275	172	266	278

As of June 30, 2012 and September 30, 2011, loans given to joint ventures and associates amounted to €155 million and €158 million, respectively. In December 2010, Siemens and Nokia Corporation each converted €266 million of liabilities into preferred NSN shares; the liabilities included the remaining shareholder loan tranche of nominal €250 million as well as deferred interest due from NSN.

There have been no material changes relating to collaterals and loan commitments since September 30, 2011. For further information see Note 39 Related party transactions of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

As of June 30, 2012 and September 30, 2011, guarantees to joint ventures and associates amounted to €4,744 million and €5,161 million, respectively, including the HERKULES obligations of €2,290 million and €2,690 million, respectively. As of June 30, 2012 and September 30, 2011, guarantees to joint ventures amounted to €463 million and €483 million, respectively.

Pension entities

For information regarding the funding of our pension plans, see Note 9 Pension plans and similar commitments.

Related individuals

Related individuals include the members of the Managing Board and Supervisory Board.

In the three and nine months ended June 30, 2012 and 2011, there were no major transactions between the Company and members of the Managing Board and the Supervisory Board.

Some of the members of the Company’s Managing Board and Supervisory Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms.

18. SUPERVISORY BOARD

Effective as of the end of the day of the Annual Shareholders’ Meeting on January 24, 2012, Mr. Dieter Scheitor left the Supervisory Board. In his place, by court resolution, Mr. Jürgen Kerner was appointed as member of the Supervisory Board.

REVIEW REPORT

To Siemens Aktiengesellschaft, Berlin and Munich

We have reviewed the condensed interim consolidated financial statements comprising the consolidated statement of financial position, the consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flow and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2011 to June 30, 2012 which are part of the quarterly financial report pursuant to Sec. 37x (3) WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.

We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW—Institute of Public Auditors in Germany) and in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report is not prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.

Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU or that the interim group management report is not prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.

Munich, July 27, 2012

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Krämmer	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer

QUARTERLY SUMMARY

(in €, except where otherwise stated)

	Fiscal Year 2012			Fiscal Year 2011
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	19,542	19,297	17,902	20,351	17,844	17,717	17,603
Income from continuing operations (in millions of €)	1,229	1,053	1,356	1,228	763	3,174	1,846
Net income (in millions of €)	850	1,015	1,457	1,231	501	2,836	1,753
Free cash flow (in millions of €)(1) (2)	883	446	(1,029)	3,480	992	354	1,059

Key capital market data
Basic earnings per share(1)	1.37	1.16	1.53	1.33	0.83	3.58	2.07
Diluted earnings per share(1)	1.35	1.15	1.52	1.32	0.82	3.55	2.05

Siemens stock price(3)
High	76.44	79.71	78.19	95.25	99.38	98.00	94.78
Low	63.06	72.14	65.67	64.45	89.46	86.43	75.56
Period-end	66.14	75.59	73.94	68.12	94.70	96.71	92.70
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	(4.87)	(11.37)	1.34	(2.66)	(6.83)	5.48	8.72
Compared to MSCI World index	(7.44)	(5.16)	0.95	(11.45)	(2.55)	2.52	10.77
Number of shares issued (in millions)	914	914	914	914	914	914	914
Market capitalization (in millions of €)(4)	58,151	66,439	64,790	59,554	82,769	84,505	80,884

Credit rating of long-term debt
Standard & Poor’s	A+	A+	A+	A+	A+	A+	A+
Moody’s	Aa3	A1	A1	A1	A1	A1	A1

(1)	Continuing operations

(2)	Net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt

(4)	Based on shares outstanding

SIEMENS FINANCIAL CALENDAR(1)

Preliminary figures for fiscal 2012	Nov. 8, 2012
Annual Shareholders’ Meeting for fiscal 2012	Jan. 23, 2013

(1)	Provisional Updates will be posted at: www.siemens.com/financial_calendar

Information resources

Telephone	+49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com

Address

Siemens AG

Wittelsbacherplatz 2

D-80333 Munich

Germany

Internet    www.siemens.com

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2012 by Siemens AG, Berlin and Munich

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: July 30, 2012	/s/	DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/s/	DR. JUERGEN M. WAGNER
Name:	Dr. Juergen M. Wagner
Title:	Head of Financial Disclosure and Corporate Performance Controlling